1/7

05005408

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of Fukuoka Ltd

*CURRENT ADDRESS

PROCESSED
JAN 27 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1117 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 1/27/05

RECEIVED
2005 JAN -7 A 8:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
3-31-04

FINANCIAL STATEMENTS 2004



(ended March 31, 2004)

Bank of Fukuoka Ltd

PROFILE

The Bank of Fukuoka, Ltd., is one of Japan's top regional banks and maintains the leading position in its home market of Fukuoka Prefecture and the greater Kyushu region in western Japan.

With a management philosophy of contributing to the development of its home market and taking an enterprising approach to offer clients superior-quality financial services, the Bank of Fukuoka is committed to being a bank that is well trusted and liked by the people in the communities it serves.

The Bank of Fukuoka is proud of its efforts to continually make major contributions to the further development of its home market economy and society by accurately addressing the increasingly diverse and sophisticated needs of clients.

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEETS

March 31, 2004 and 2003 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2004	2003	2004
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Assets			
Cash and due from banks (Note 16)	**¥ 207,691**	¥ 199,950	**$ 1,965**
Call loans and bills bought	**142,779**	43,089	**1,350**
Receivables under securities borrowing transactions (Note 4)	**29,394**	—	**278**
Monetary receivables bought	**56,755**	8,946	**536**
Trading assets (Note 1(c))	**1,542**	7,665	**14**
Money held in trust (Note 3)	**985**	1,511	**9**
Securities (Notes 1(d), 4, 8 and 13)	**1,350,126**	1,363,022	**12,774**
Loans and bills discounted (Notes 5 and 8)	**5,051,355**	5,175,690	**47,794**
Foreign exchange assets (Note 6)	**3,465**	2,461	**32**
Other assets (Note 8)	**74,786**	65,825	**707**
Premises and equipment (Notes 7 and 8)	**143,376**	145,997	**1,356**
Deferred tax assets (Note 14)	**35,605**	64,518	**336**
Excess of net assets acquired over cost (Note 1(b))	**—**	38	**—**
Customers' liabilities for acceptances and guarantees (Note 12)	**82,299**	97,788	**778**
Reserve for possible loan losses (Note 1(g))	**(101,244)**	(181,211)	**(957)**
Total assets	**¥ 7,078,919**	¥ 6,995,294	**$ 66,978**
Liabilities, minority interests and stockholders' equity			
Liabilities			
Deposits (Note 8)	**¥ 6,263,657**	¥ 6,153,040	**$ 59,264**
Call money and bills sold (Note 8)	**2,642**	54,810	**24**
Payables under securities lending transactions (Note 8)	**117,093**	116,779	**1,107**
Trading liabilities (Note 1(c))	**430**	164	**4**
Borrowed money (Note 9)	**74,088**	75,063	**700**
Foreign exchange liabilities (Note 6)	**261**	224	**2**
Bonds payable (Note 10)	**21,138**	24,040	**200**
Bonds with stock subscription rights (Note 10)	**47,410**	47,417	**448**
Other liabilities	**86,590**	69,476	**819**
Reserve for employee retirement benefits (Note 11)	**1,029**	1,019	**9**
Deferred tax liabilities on land revaluation (Notes 7 and 14)	**38,190**	38,293	**361**
Excess of net assets acquired over cost (Note 1(b))	**55**	—	**0**
Acceptances and guarantees (Note 12)	**82,299**	97,788	**778**
Total liabilities	**6,734,886**	6,678,117	**63,723**
Minority interests	**2,078**	2,202	**19**
Stockholders' equity			
Common stock	**58,662**	58,658	**555**
Capital surplus	**36,917**	36,913	**349**
Retained earnings	**145,549**	128,732	**1,377**
Land revaluation account (Notes 7)	**55,900**	56,051	**528**
Unrealized gains of securities (Note 13)	**45,586**	35,220	**431**
Less treasury stock	**(662)**	(602)	**(6)**
Total stockholders' equity	**341,953**	314,974	**3,235**
Total liabilities, minority interests and total stockholders' equity	**¥ 7,078,919**	¥ 6,995,294	**$ 66,978**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31, 2004 and 2003 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2004	2003	2004
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Income			
Income from funds under management:			
Interest on loans and bills discounted	**¥ 95,477**	¥ 98,596	**$ 903**
Interest and dividends on securities	**26,646**	29,454	**252**
Interest on call loans and bills bought	**30**	86	**0**
Interest on receivables under securities borrowing transactions	**0**	—	**0**
Interest on due from banks	**3**	21	**0**
Interest on others	**1,709**	1,410	**16**
Trust fees	**2**	2	**0**
Fees and commissions	**27,029**	24,078	**255**
Trading income	**512**	144	**4**
Other operating income	**6,243**	6,217	**59**
Other income	**6,760**	6,180	**63**
Total income	**164,416**	166,191	**1,555**
Expenses			
Cost of fund-raising:			
Interest on deposits	**2,541**	3,968	**24**
Interest on call money and bills sold	**67**	534	**0**
Interest on payables under securities lending transactions	**1,898**	1,539	**17**
Interest on borrowed money	**1,916**	1,742	**18**
Interest on bonds payable	**1,369**	1,491	**12**
Interest on bonds with stock subscription rights	**521**	521	**4**
Interest on others	**10,824**	12,630	**102**
Fees and commissions	**7,675**	6,257	**72**
Other operating expenses	**413**	1,261	**3**
General and administrative expenses	**76,146**	78,642	**720**
Other expenses	**18,742**	40,825	**177**
Total expenses	**122,119**	149,414	**1,155**
Income before income taxes and minority interests	**42,297**	16,777	**400**
Provision for income taxes: (Note 14)			
Current	**629**	681	**5**
Deferred	**21,712**	8,102	**205**
	22,341	8,783	**211**
Minority interests	**67**	302	**0**
Net income (Note 15)	**¥ 19,888**	¥ 7,691	**$ 188**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended March 31, 2004 and 2003 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2004	2003	2004
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Capital surplus			
Balance at beginning of year	¥ 36,913	¥ 36,913	$ 349
Increase of capital surplus	3	—	0
Balance at end of year	**¥ 36,917**	¥ 36,913	**$ 349**
Retained earnings			
Balance at beginning of year	¥ 128,732	¥ 123,830	$ 1,218
Net income	**19,888**	7,691	**188**
Transfer from land revaluation account	**151**	428	**1**
Change of the scope of consolidation	**—**	2	**—**
Cash dividends paid	**(3,163)**	(3,164)	**(29)**
Bonuses to directors and corporate auditors	**(40)**	(50)	**(0)**
Losses on disposition of treasury stock	**(0)**	—	**(0)**
Change of the scope of consolidation	**(18)**	(5)	**(0)**
Balance at end of year	**¥ 145,549**	¥ 128,732	**$ 1,377**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2004 and 2003 The Bank of Fukuoka, Ltd. and Its Consolidated Subsidiaries

	2004	2003	2004
	(Millions of yen)	(Millions of yen)	(Millions of U. S. dollars) (Note 2)
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 42,297	¥ 16,777	$ 400
Depreciation of premises and equipment	4,983	4,814	47
Depreciation of excess of net assets acquired over cost	27	11	0
Equity in earnings of affiliates	—	0	—
Net change in reserve for possible loan losses	(79,967)	(49,821)	(756)
Net change in reserve for employee retirement benefits	10	(88)	0
Interest income	(123,868)	(129,569)	(1,171)
Interest expenses	19,140	22,427	181
Net (gain) loss related to securities transactions	5,843	15,756	55
Net (income) loss from money held in trust	(16)	(11)	(0)
Net exchange (gain) loss	(2,817)	(1,308)	(26)
Net (gain) loss from disposition of premises and equipment	1,047	625	9
Net change in trading assets	6,123	30,952	57
Net change in trading liabilities	265	164	2
Net change in loans and bills discounted	124,335	(324,928)	1,176
Net change in deposits	166,184	101,923	1,572
Net change in negotiable certificates of deposit	(55,639)	85,558	(526)
Net change in borrowed money (excluding subordinated borrowed money)	(975)	(1,009)	(9)
Net change in deposits with banks	1,372	68,418	12
Net change in call loans	(147,499)	117,679	(1,395)
Net change in receivables under securities borrowing transactions	(29,394)	—	(278)
Net change in call money	(52,167)	6,399	(493)
Net change in payables under securities lending transactions	314	48,103	2
Net change in foreign exchange assets	(1,003)	532	(9)
Net change in foreign exchange liabilities	37	(18)	0
Interest received	124,962	133,243	1,182
Interest paid	(20,359)	(23,316)	(192)
Bonuses to directors and corporate auditors	(40)	(50)	(0)
Other, net	5,561	(4,571)	52
Subtotal	(11,242)	118,695	(106)
Income taxes (paid) refund	(738)	1,811	(6)
Net cash (used in) provided by operating activities	(11,980)	120,506	(113)
Cash flows from investing activities:			
Payments for purchases of securities	(751,457)	(466,049)	(7,110)
Payments for purchases of stocks of subsidiaries	(75)	—	(0)
Proceeds from sale of securities	214,300	143,334	2,027
Proceeds from redemption of securities	561,741	184,899	5,314
Proceeds from decrease in money held in trust	543	301	5
Payments for purchases of premises and equipment	(1,025)	(2,620)	(9)
Proceeds from sale of premises and equipment	368	799	3
Net cash provided by (used in) investing activities	24,395	(139,335)	230
Cash flows from financing activities			
Proceeds from issuance of subordinated borrowed money	—	21,000	—
Dividends paid	(3,162)	(3,161)	(29)
Dividends paid for minority	(2)	(3)	(0)
Payments for purchase of treasury stock	(54)	(126)	(0)
Proceed from sale of treasury stock	2	—	0
Net cash (used in) provided by financing activities	(3,217)	17,708	(30)
Effect of exchange rate changes on cash and cash equivalents	(84)	(68)	(0)
Net change in cash and cash equivalents	9,112	(1,189)	86
Cash and cash equivalents at beginning of year	198,019	199,208	1,873
Cash and cash equivalents at end of year (Note 17)	¥ 207,132	¥ 198,019	$ 1,959

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The accompanying consolidated financial statements of The Bank of Fukuoka, Ltd. ("the Bank") and consolidated subsidiaries are prepared in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and are compiled from the consolidated financial statements prepared by the Bank as required under the Securities and Exchange Law of Japan.

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

b. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Bank and all companies controlled directly or indirectly by the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank does not have any companies over which the Bank exercise significant influence in terms of their operating and financial policies.

Differences between the cost and the underlying net equity at fair value of investments in subsidiaries at the date of acquisition is amortized over a period of 5 years on a straight-line basis.

c. Trading Assets and Liabilities

Trading account transactions are the transactions in which profit opportunities arise from the differences between different markets and short-term movements in rates and other indices, including interest rates, currency exchange rates, and dealing in marketable securities. These transactions are included in the consolidated financial statements as of the respective trading dates.

"Trading assets" and "Trading liabilities" are valued as follows: securities and monetary assets are valued at market price at the balance sheet date; swaps, futures, options and other derivative transactions are valued on the assumption that they were settled at the balance sheet date.

The gains and losses on specific transactions are recorded by adding or deducting differences between valuation gains or losses at the previous balance sheet date and those at the current balance sheet date to the interest earned or paid in the current year for securities, monetary assets, etc. With respect to derivatives, the differences between the gains and losses from assumed settlement at the previous balance sheet date and those at the current balance sheet date are added to or deducted from the interest earned or paid in the current year.

d. Securities

Held-to-maturity debt securities are stated at cost or amortized cost (straight-line method).

Other securities whose market value are available are stated at the market value at the fiscal year end (cost of securities sold is calculated using the moving average method), and other non-marketable securities are stated at cost or amortized cost computed by moving-average method.

Unrealized gains and losses on other securities are included in stockholders' equity, net of income taxes.

Securities included in Money held in Trust are stated at the market value.

e. Derivative transactions

Derivatives for purposes other than trading are stated at market value.

f. Premises and Equipment

Depreciation for buildings and equipment of the Bank is computed using the declining-balance method at rates principally based on the following estimated useful lives:

Buildings	3 years to 50 years
Equipment and furniture	2 years to 20 years

The subsidiaries primarily use the same method.

Costs of computer software developed or obtained for internal use are capitalized and amortized using the straight-line method for the estimated useful lives of 5 years.

g. Reserve for possible loan losses

The Reserve for Possible Loan Losses is maintained in accordance with internally established standards for write-offs and provisions:

- For credits extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation in the Commercial Law or other similar laws ("Bankrupt Obligors"), and to obligors that are effectively in similar conditions ("Substantially Bankrupt Obligors"), reserves are maintained at 100% of amounts of claims, net of expected amounts from the disposal of collateral and/or the amounts recoverable under guarantees.
- For credits extended to obligors that are not yet legally or formally bankrupt but who are substantially bankrupt, reserves are maintained at the amount deemed necessary based on overall solvency analyses, on the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.
- For credit extended or obligors that are not yet legally or formally bankrupt but who are substantially bankrupt or the obligors whose credit terms are rescheduled or reconditioned and exceed the certain threshold, the Discounted Cash Flow Method are applied if cash flows on repayment of principals and collection of interest of the loan can be reasonably estimated. The Discounted Cash Flow Method (the DCF Method) requires that the difference between the cash flows discounted by the original interest rate and the carrying value of the loan be provided as a reserve for possible loan losses.
- For credits extended to other obligors, reserves are maintained at rates derived from default experiences for a certain period in the past, etc.
- Reserves for Possible Losses on Loans to Restructuring Countries are maintained in order to cover possible losses based on the analyses of political and economic climates of the countries.

All credits are assessed by each credit origination department, and the results of the assessments are verified and examined by the independent examination department. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

Reserve for loan losses in the consolidated subsidiaries are provided by the actual write off ratio, etc.

h. Reserve for employee retirement benefits

Reserve for employee retirement benefits, which is provided for the future pension payment to employees, is recorded at the amount accrued at the end of the fiscal year, based on the projected benefit obligation and the estimated pension plan asset amounts at the end of the current fiscal year. Prior service liabilities and actuarial gains or losses are amortized mainly as follows:

- Prior service liabilities are charged to operations as incurred.
- Actuarial gains or losses are recognized as income or expenses from the following fiscal year under the straight-line method over the average remaining service period of the current employees (10 years).

On August 1, 2003, according to the enactment of the Defined Benefit Pension Plan Law, the Bank obtained an approval of exemption from the substitutional portion of its future pension obligations by the Minister of Health, Labor and Welfare. The Bank recognized extinguishment of benefit obligation and plan assets as of the date of approval in accordance with a transitional measurement prescribed in Article 47-2 of the Accounting Committee Report No.13, "Practical Guidelines for Accounting for Retirement Benefits (Interim Report)" issued by the JICPA on September 14, 1999.

As a result, special gains of ¥2,524 million were recorded in that fiscal year.

The substitutional portion of the plan assets which will be transferred to the government in the subsequent year measured at the fiscal year-end was ¥18,433 million.

i. Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rates prevailing at the balance sheet dates.

In the previous fiscal year, the Bank adopted the transitional treatments prescribed in the Industry Audit Committee Report No.25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" issued by the JICPA on July 29, 2002.

But, in the current fiscal year, currency swap transactions and foreign exchange swap transactions for the purpose of funds borrowing / lending in different currencies applied hedge accounting in accordance with the standard treatments of the Industry Audit Committee Report No.25. Summary of the hedge accounting is described in (9).

In the previous fiscal year, the currency swap transactions and foreign currency swap transactions which had been accounted for on an accrual basis, but such swap transactions are stated at market value and net assets and liabilities are recorded on the balance sheet. As a result, "Other assets" and "Other liabilities" increased by ¥3,766 million, respectively. This change had no effects on the results of operations.

The translation adjustments of forward exchange transactions and other relevant transactions were reported as other in "Other assets" or other in "Other liabilities" on a net basis. In the current fiscal year, they are reported as derivative financial instruments in "Other assets" and "Other liabilities" on a gross basis in accordance with the standard treatments of the Report No. 25. As a result, "Other assets" increased by ¥1,551 million and "Other liabilities" increased by ¥1,551 million.

j. Leases

Non cancelable lease transactions are accounted for as operating leases (whether such leases are classified as operating leases or finance leases), except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

k. Hedge accounting

① Hedge accounting for interest rate risks

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, the Bank applies deferred hedge accounting.

In the previous year, the Bank applied the temporary treatment stipulated in the "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No. 24) to the "macro hedge," which is management of interest rate risk arising from huge transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives. From this term, the Bank applies the full treatment of JICPA Industry Audit Committee Report No. 24 assesses the effectiveness of such hedge for offsetting changes in interest rate, by classifying the hedge items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity the Bank assesses the effectiveness of such hedges for fixing cash flows by verifying the correlation between the hedged items and the hedging instruments.

The deferred hedge losses and gains on macro hedge are allocated to "Interest expenses" for 3 year period from this term according their average remaining term.

Gross amounts of deferred hedge losses are ¥14,835 million.

②Hedge accounting for interest rate risks

As for the hedge accounting method applied to hedging transactions for exchange rate risk arising from foreign-currency-denominated financial assets and liabilities, the Bank applies deferred hedge accounting.

In the previous fiscal year, the Bank adopted the transitional treatments prescribed in the Industry Audit Committee Report No. 25.

But, in the current fiscal year, currency swap transactions and foreign exchanges swap transactions for the purpose of funds borrowing / lending in different currencies applied hedge accounting in accordance with standard treatments of the Industry Audit Committee Report No. 25.

The Bank treats currency swap transactions and foreign exchange swap transactions for the purpose of hedge to foreign exchange risks arising from foreign-currency-denominated financial assets and liabilities as hedge instruments, and the Bank tested the hedge effectiveness by confirming foreign-currency-position as hedge instruments which corresponds to foreign-currency-denominated financial assets and liabilities as hedge items.

Deferred hedges based on one-to-one hedges are applied to certain assets and liabilities of the Bank.

The net amount of profit/loss or revaluation differences resulting from the hedge method is booked as a deferred hedge loss in other assets. The total amount of aforementioned deferred hedge loss before netting was ¥15,187 million and the total amount of deferred hedge profits was ¥391 million.

L. Income taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

M. Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of such financial period. The accounts for that period do not, therefore, reflect such appropriations. See Note 21.

N. Cash and cash equivalents

Cash and cash equivalents consist of cash and deposits with the central bank which are included in "Cash and due from banks" in the consolidated balance sheets.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥105.69 = U.S.$1, the approximate rate of exchange on March 31, 2004, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at that rate or any other rate.

3. Money Held in Trust

Money held in trust included realized loss amounting to ¥16 million and ¥0 million for the years ended March 31, 2004 and 2003, respectively.

4. Securities

Securities at March 31, 2004 and 2003 were as follows:

	(Millions of yen)	
	2004	2003
National government bonds	**¥ 462,148**	¥ 503,194
Local government bonds	**75,269**	63,205
Corporate bonds	**320,754**	329,411
Equity securities	**103,487**	77,296
Other securities	**388,467**	389,914
Total	**¥ 1,350,126**	¥ 1,363,022

Information regarding marketable securities classified as other securities at March 31, 2004 is as follows:

	(Millions of yen)		
	Acquisition cost	Carrying value	Net unrealized gain
Listed securities:			
Stock	¥ 44,706	¥ 94,042	¥ 49,335
Bonds	833,424	836,012	2,588
Others	359,707	384,503	24,795
Total	¥ 1,237,839	¥ 1,314,558	¥ 76,719

Sales of securities classified as other securities amounted to ¥205,887 million with aggregate gain and loss of ¥1,835 million and ¥1,140 million, respectively, for the year ended March 31, 2004.

The redemption schedule for securities with maturity dates classified as other securities at March 31, 2004 is summarized as follows:

	(Millions of yen)			
	1 year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Bonds	¥ 208,919	¥ 446,867	¥ 83,172	¥ 119,213
Others	25,105	196,702	146,733	10,191
Total	¥ 234,024	¥ 643,569	¥ 229,905	¥ 129,405

Information regarding marketable securities classified as other securities at March 31, 2003 is as follows:

	(Millions of yen)		
	Acquisition cost	Carrying value	Net unrealized gain
Listed securities:			
Stock	¥ 50,473	¥ 69,278	¥ 18,804
Bonds	875,226	884,702	9,475
Others	358,840	389,796	30,956
Total	¥1,284,540	¥1,343,777	¥ 59,236

Sales of securities classified as other securities amounted to ¥140,270 million with aggregate gain and loss of ¥1,353 million and ¥1,328 million, respectively, for the year ended March 31, 2003.

The redemption schedule for securities with maturity dates classified as other securities at March 31, 2003 is summarized as follows:

	(Millions of yen)			
	1 year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Bonds	¥ 211,712	¥ 542,545	¥ 61,542	¥ 80,011
Others	18,300	209,338	149,641	8,699
Total	¥ 230,012	¥ 751,883	¥ 211,183	¥ 88,711

As for the securities borrowing transaction, etc, that are permitted to sell or pledge without restrictions, ¥29,516 million of securities are held in hand as to the consolidated balance sheet date.

5. Loans and Bills Discounted

Loans and bills discounted at March 31, 2004 and 2003 included the following loans:

	(Millions of yen)	
	2004	2003
Loans to borrowers in bankruptcy	**¥ 10,828**	¥ 38,321
Delinquent loans	**115,036**	195,992
Loans past due for three months or more	**680**	64
Restructured loans	**73,761**	108,062
Total	**¥ 200,307**	¥ 342,440

Loans are generally placed on nonaccrual status when the ultimate collectibility of either the principal or interest becomes doubtful because payments have been in arrears for a certain period of time or due to other reasons. Loans to borrowers in bankruptcy represent nonaccrual loans to borrowers in legal bankruptcy as defined in the Corporation Tax Law. Delinquent loans represent nonaccrual loans other than loans to borrowers in bankruptcy and restructured loans.

Loans past due for three months or more represent loans on which payments of principal or interest have been in arrears for three months or more, but do not meet the criteria for loans to borrowers in bankruptcy and delinquent loans.

Restructured loans are loans which have been restructured to support the rehabilitation of certain borrowers who are encountering financial difficulties, with the intention of ensuring recovery of the loans by providing easier repayment terms for the borrowers (such as by reducing the rate of interest or by providing a grace period for the payment of principal/interest, etc.), and are not classified in any of the above categories.

Notes discounted are recorded as cash lending / borrowing transactions in accordance with "Accounting and auditing treatments of the Application of Accounting Standards for Financial Instruments in the Banking Industry" (JICPA Industry Audit Committee, Report No. 24). The Bank has a right to sell or collateralize such bills at the discretion of the Bank.

Total face value of commercial bills and bills of exchange acquired through discounting amounted to ¥87,413 million and ¥99,882 million at March 31,2004 and 2003, respectively.

Line-of-credit agreements relating to overdrafts and loans are agreements which oblige the Bank to lend funds up to a certain limit agreed in advance. The Bank makes the loan upon the request of an obligor to draw down funds under such a loan agreement as long as there is no breach of the various terms and conditions stipulated in the relevant loan agreement. The unused line-of-credit balance relating to these overdrafts and loan agreements at Mach 31, 2004 and 2003 amounted to ¥1,714,545 million and ¥1,678,518 million, respectively. The amount related to overdrafts and loans with a term of one year or less or overdrafts and loans which permit unconditional cancellation at any time was ¥1,711,254 million at March 31, 2004.

As many of these contracts expire undrawn, the aggregate total of the undrawn amount does not necessarily affect the future cash flows of the Bank and its consolidated subsidiaries. Many of these contracts have stipulations that allow the Bank and its consolidated subsidiaries to turn down a loan request or reduce the amounts of the credit line if there is a change in financial conditions, a need to establish increased securities, or other similar reasons. In addition to obtaining necessary collateral (real estates, securities, etc.) at the time the commitment contract is entered into, the Bank and its consolidated subsidiaries assess the condition of the customer's business operations, and analyze other information, based on internal procedures and standards. If necessary, the contract is reviewed and revised, or additional steps are taken to secure the credit extended to the customer.

6. Foreign Exchange Assets and Liabilities

Foreign exchange assets and liabilities at March 31, 2004 and 2003 consisted of the followings:

	(Millions of yen)	
	2004	2003
Assets		
Due from foreign banks	**¥ 1,020**	¥ 668
Foreign exchange bills bought	**419**	221
Foreign exchange bills receivable	**2,025**	1,572
Total	**¥ 3,465**	¥ 2,461
Liabilities		
Due to foreign banks	**¥ —**	¥ —
Foreign exchange bills sold	**237**	209
Foreign exchange bills payable	**24**	14
Total	**¥ 261**	¥ 224

7. Premises and Equipment

Land utilized for the Bank's business activities was revalued at March 31, 1998 on the basis prescribed in the Law Concerning the Revaluation of Land. The income tax effect on the difference between the book value and the revalued amount has been presented under liabilities as "Deferred tax liabilities on land valuation account" and the remaining balance has been presented under stockholders' equity as "Land revaluation account" in the accompanying consolidated balance sheets.

8. Pledged Assets

Assets pledged as collateral at March 31, 2004 and 2003 consisted of the follows:

	(Millions of yen)	
	2004	2003
Assets pledged as collateral		
Securities	**¥ 315,413**	¥ 341,408
Loans and bills discounted	**304,155**	234,900
Liabilities corresponding to assets pledged as collateral		
Deposits	**29,849**	32,612
Payables under securities lending transactions	**117,093**	116,779
Bills sold	**—**	20,000

In addition, securities totaling ¥227,472 million and ¥234,650 million were pledged as collateral for settlement of exchange and other or as variation margin at March 31, 2004 and 2003, respectively.

Premises and equipment included ¥2,000 million of guarantee money and deposits. Other assets included ¥12 million of deposit for clearing house.

9. Borrowed money

Borrowed money at March 31, 2004 and 2003 included subordinated borrowings amounting to ¥64,000 million and ¥64,000 million, respectively.

10. Bonds payable and convertible bonds

Bonds payable at March 31, 2004 and 2003 represented unsecured 6.275% bonds, payable in U.S. dollars, due 2004.

Convertible bonds at March 31, 2004 and 2003 represented unsecured 1.1% subordinated convertible bonds, payable in yen, due 2007, which, unless previously redeemed, are convertible at any time up to and including September 28, 2007 into shares of common stock of the Bank at the option of the holders at a conversion price of ¥449 per share at March 31, 2004. Under the provisions of the issue, the conversion price is subject to adjustments in certain cases which include stock splits.

11. Retirement benefit plans

The Bank and subsidiaries have defined benefit plans, i.e., welfare pension fund plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs.

On August 1, 2003, according to the enactment of the Defined Benefit Pension Plan Law, the Bank obtained an approval of exemption from the substitutional portion of its future pension obligations by the Minister of Health, Labor and Welfare.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2004 and 2003 for the Bankís and the subsidiariesí defined benefit plans:

	(Millions of yen)	
	2004	2003
Project benefit obligation	**¥(67,384)**	¥(96,975)
Fair value of plan assets	**63,019**	66,490
(Retirement benefit trust included above)	**32,130**	23,886
Projected benefit obligation in excess of plan assets	**(4,365)**	(30,484)
Unrecognized net actuarial differences	**6,977**	31,325
Unrecognized prior service cost	**(1,117)**	(1,860)
Net liability recognized	**1,494**	(1,019)
(Prepaid pension cost)	**2,524**	–
(Reserve for employees' retirement benefits)	**¥ (1,029)**	¥ (1,019)

The government-sponsored portion of the benefits under the welfare pension fund plans was included in the amounts shown in the above table as of March 31,2003.

The Bank recognized extinguishment of benefit obligation and plan assets as of the date of approval in accordance with a transitional measurement prescribed in Article 47-2 of the Accounting Committee Report No.13, "Practical Guidelines for Accounting for Retirement Benefits (Interim Report)" issued by the JICPA on September 14, 1999.

The components of retirement benefit cost for the year ended March 31, 2004 and 2003 are outlined as follows:

	(Millions of yen)	
	2004	2003
Service cost	**¥ 2,396**	¥ 2,831
Interest cost	**1,918**	2,386
Expected return on plan assets	**(1,964)**	(2,697)
Expense for prior service cost	**(742)**	(1,466)
Expense for net actuarial loss	**2,689**	2,211
Retirement benefit expenses	**4,297**	3,264
Gains from transfer of the substitutional portion of future pension obligations	**(2,524)**	–
Retirement benefit expenses	**¥ 1,773**	¥ 3,264

The assumptions used in the accounting for the above plans were as follows:

	2004	2003
(a) Discount rate:	**2.5%**	2.5%
(b) Expected return on plan assets	**3.5%**	3.5%
(c) Allocation basis of expect retirement benefits	**Fixed**	Fixed
(d) Amortization basis of unrecognized prior service cost	**Charged to operations as incurred**	Charged to operations as incurred
(e) Amortization term of unrecognized net actuarial loss	**10 years**	10 years

12. Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are included in this account. As a contra account, "Customers' liabilities for acceptances and guarantees" is shown on the assets side, which represents the Bank's right of indemnity from the applicants.

13. Net unrealized gains on securities

Net unrealized gains on securities at March 31, 2004 and 2003 consisted of the followings:

	(Millions of yen)	
	2004	2003
Gross unrealized gains on securities classified as other securities	**¥ 76,719**	¥ 59,236
Deferred tax liabilities applicable to unrealized gains	**31,139**	24,042
Unrealized gains on securities, net of the applicable income taxes before adjustment for minority interests	**45,579**	35,193
Minority interests	**(6)**	(26)
Net unrealized gains on securities classified as other securities	**¥ 45,586**	¥ 35,220

14. Income Taxes

Income taxes applicable to the Bank and subsidiaries comprise corporation, enterprise and inhabitants' taxes, which, in the aggregate, resulted in statutory tax rates of 41.8 percent for 2004 and 2003.

The significant components of the deferred tax assets and liabilities as of March 31, 2004 and 2003 were as follows:

	(Millions of yen)	
	2004	2003
Deferred tax assets:		
Reserve for possible loan losses	**¥ 33,683**	¥ 64,586
Reserve for employees retirement benefits	**27,307**	13,231
Loss carry forward for tax purposes	**12,973**	13,189
Depreciation of securities	**2,384**	3,813
Depreciation expenses	**1,611**	1,691
Other	**2,959**	2,023
Subtotal	**80,920**	98,535
Valuation allowance	**(4,362)**	–
Total	**76,558**	98,535
Deferred tax liabilities:		
Unrealized gain on securities	**31,139**	24,042
Retirement benefit trust	**9,223**	8,532
Reserve for special depreciation	**537**	537
Other	**53**	905
Net deferred tax assets	**¥ 40,952**	¥ 64,518

The effective tax rates reflected in the consolidated statements of income for the year ended March 31, 2004 differ from the statutory tax rate for the following reasons:

Statutory tax rate	40.6%
Adjustments:	
Expenses permanently not deductible for income ax purpose	0.3%
Dividend income deductible for income tax purpose	(0.6%)
Unscheduled temporary differences	10.3%
Decrease in deferred tax assets by changing of tax rate	2.0%
Other, net	0.2%
Effective tax rate	52.8%

15. Net Income per Share

Net income per share for the years ended March 31, 2004 and 2003 was as follows:

	(yen)	
	2004	2003
Net income per share:		
Basic	**¥ 31.33**	¥ 12.07
Diluted	**27.65**	11.07

Basic income per share is computed based on the weighted average number of shares of common stock outstanding during the year.

Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the diluted potential of common shares to be issued upon the convertible bonds.

16. Supplementary Cash Flow Information

a) Reconciliation of cash and cash equivalents

The reconciliation of cash and due from banks in the consolidated balance sheets to cash and cash equivalents in the consolidated statements of cash flows at March 31, 2004 and 2003 were as follows:

	(Millions of yen)	
	2004	2003
Cash and due from banks	**¥ 207,691**	¥ 199,950
Interest-earning deposits with other banks	**(558)**	(1,931)
Cash and cash equivalents	**¥ 207,132**	¥ 198,019

17. Leases

a) Lessees' Accounting

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased assets as of March 31, 2004 and 2003, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance lease transactions currently accounted for as operating leases:

	(Millions of yen)	
	2004	2003
Equipment:		
Acquisition costs	**¥ 12,523**	¥ 11,441
Accumulated depreciation	**5,273**	5,271
Net book value	**¥ 7,249**	¥ 6,169

Lease payments relating to finance lease transactions accounted for as operating leases amounted to ¥2,237 million and ¥3,174 million for the years ended March 31, 2004 and 2003, respectively. The depreciation expense of the leased assets computed by the straight-line method over the respective lease terms and the interest expense portion included in the lease payments amounted to ¥2,037 million and ¥125 million, respectively, for the year ended March 31, 2004, and ¥2,819 million and ¥271 million, respectively, for the year ended March 31, 2003.

Future minimum lease payments subsequent to March 31, 2004 for finance lease transactions accounted for as operating leases are summarized as follows:

Year ending March 31,	(Millions of yen)
2005	¥ 2,112
2006 and thereafter	5,433
Total	¥ 7545

18. Derivative transaction

The Bank has entered into various derivative transactions in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates, interest rates and debt security prices.

Information regarding the derivative transactions outstanding at March 31, 2004 is as follows:

Interest-related transactions

	(Millions of yen)		
As of Mar. 31, 2004	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps	¥ 41,010	¥ 193	¥ 183
Receive/fixed and pay/floating	20,505	188	166
Receive/floating and pay/fixed	20,505	4	16
Others	38,320	0	114
Sell	19,010	(250)	62
Buy	19,310	250	51
Total	–	¥ 193	¥ 297

	(Millions of yen)		
As of Mar. 31, 2003	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps	¥ 4,600	¥ 31	¥ 30
Receive/fixed and pay/floating	2,300	43	42
Receive/floating and pay/fixed	2,300	(12)	(11)
Other	18,980	–	63
Sell	9,490	45	110
Buy	9,490	45	(46)
Total	–	¥ 31	¥ 94

Note: The derivative transactions accounted for as hedges have been excluded from the above table.

Currency-related transactions

	(Millions of yen)		
As of Mar. 31, 2004	Notional amount	Fair value	Unrealized gain (loss)
Currency Swap	¥ 44,001	¥ 134	¥ 132
Foreign exchange contract	46,224	405	405
Sell	23,644	1,870	1,870
Buy	22,580	(1,465)	(1,465)
Currency options	128	(0)	(0)
Sell	–	–	–
Buy	128	(0)	(0)
Total	–	¥ 539	¥ 537

Note: The derivative transactions accounted for as hedges have been excluded from the above table.

Forward exchange contracts to sell and buy foreign currencies, which were accounted for at market value at the balance sheet date, amounted to ¥38,254 million at March 31, 2003.

19. Segment Information

(a) Business Segment Information

The Bank's operation includes guarantee and credit card business in addition to banking business. As such operations are immaterial, separate segment information are not disclosed.

(b) Geographic Segment Information

The disclosure of geographical segment information has been omitted as operating income and total assets of the foreign operations constituted less than 10% of the consolidated totals.

(c) Income from International Operations

	(Millions of yen)		
	Income from international operations	Consolidated operating income	Income from international operations / Consolidated operating income
Year ended March 31, 2004	**¥ 21,762**	**¥ 161,785**	**13.4%**
Year ended March 31, 2003	**¥ 23,197**	**¥ 164,326**	**14.1%**

The disclosure of income from international operations has been omitted, as income from international operations constituted less than 10% of consolidated operating income.

20. Related Party Transactions

1. For the fiscal year ended March. 31,2003

There were no relevant transactions with related parties to report.

2. For the fiscal year ended March. 31,2004

(1) Directors and principal individual shareholders

The disclosure of geographical segment information has been omitted as operating income and total assets of the foreign operations constituted less than 10% of the consolidated totals.

Attribute	Name	Address	Common Stock	Title	Equity Ownership	Relationship	Transactions	Transaction Amount	Account	Balance at end of year
Director	Hidemi Ashizuka	—	—	The Bank's corporate auditor Kyushu Electric Power Co.,Inc.'s Executive Vice-President and Representative Director	—	—	Lone	¥5,559 Million	Lone	¥54,909 Million
Director	Tsuguo Nagao	—	—	The Bank's corporate auditor Nishi-nippon Railroad Co.,Ltd.'s President and Representative Director	—	—	Lone	¥1,250 Million	Lone Acceptances and guarantees	¥54,909 Million ¥464 Million

Terms and conditions of the transactions are similar to those of others

(2) Others

There are no relevant transactions with related parties to report

21. Subsequent event

The following appropriations of retained earnings of the Bank, which have not been reflected in the consolidated financial statements for the year ended March 31, 2004, were approved at a stockholders' meeting held on June 29, 2004:

	(Millions of yen)
Cash dividends (¥2.5 per share)	¥1,585
Bonuses to directors and statutory auditors	40
	¥1,625

Report of Independent Auditors

The Board of Directors
The Bank of Fukuoka, Ltd.

We have audited the accompanying consolidated balance sheets of The Bank of Fukuoka, Ltd. and consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Bank of Fukuoka, Ltd. and consolidated subsidiaries at March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

Shin Nihon & Co.

June 29, 2004

NON-CONSOLIDATED BALANCE SHEETS

Years ended March 31, 2004 and 2003 The Bank of Fukuoka, Ltd.

	2004	2003	2004
	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars) (Note 2)
Assets			
Cash and due from banks	¥ 207,689	¥ 199,948	$ 1,965
Call loans	142,779	43,089	1,350
Receivables under securities borrowing transactions	29,394	—	278
Monetary receivables bought	56,755	8,946	536
Trading assets	1,542	7,665	14
Money held in trust	985	1,511	9
Securities (Notes 3 and 7)	1,350,480	1,362,852	12,777
Loans and bills discounted (Notes 4 and 7)	5,054,430	5,178,486	47,823
Foreign exchange assets	3,465	2,461	32
Other assets (Notes 6 and 7)	65,030	56,337	615
Premises and equipment (Note 5)	142,894	145,543	1,352
Deferred tax assets (Note 18)	33,568	62,669	317
Customers' liabilities for acceptances and guarantees (Note 13)	82,299	97,788	778
Reserve for possible loan losses	(96,221)	(176,530)	(910)
Total assets	¥ 7,075,095	¥6,990,771	$ 66,941
Liabilities and stockholders' equity			
Liabilities			
Deposits (Notes 7 and 8)	¥ 6,277,867	¥6,164,986	$ 59,398
Call money	2,642	34,810	24
Payables securities lending transactions (Note 7)	117,093	116,779	1,107
Bills sold (Note 7)	—	20,000	—
Trading liabilities	430	164	4
Borrowed money(Note 9)	74,038	75,013	700
Foreign exchange liabilities	261	224	2
Bonds payable (Note 10)	21,138	24,040	200
Bonds with stock subscription right (Note 10)	47,410	47,417	448
Other liabilities (Note 11)	73,237	57,543	692
Reserve for employee retirement benefits(Note 12)	695	677	6
Deferred tax liabilities on land revaluation(Note 5)	38,190	38,293	361
Acceptances and guarantees (Note 13)	82,299	97,788	778
Total liabilities	¥ 6,735,303	¥6,677,737	$ 63,726
Stockholders' equity			
Common stock (Note 14)	¥ 58,662	¥ 58,658	$ 555
Capital surplus (Note 14)	36,917	36,913	349
Legal reserve (Note 15)	46,520	46,520	440
Voluntary reserve	75,480	71,256	714
Retained earnings	20,913	8,536	197
Land revaluation account (Note 5)	55,900	56,051	528
Unrealized gains on securities (Note 18)	45,592	35,237	431
Treasury stock	(195)	(142)	(1)
Total stockholders' equity	339,791	313,033	3,214
Total liabilities and stockholders' equity	¥ 7,075,095	¥6,990,771	$ 66,941

See accompanying notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years ended March 31, 2004 and 2003 The Bank of Fukuoka, Ltd.

	2004	2003	2004
	(Millions of yen)	(Millions of yen)	(Millions of U.S. dollars) (Note 2)
Income			
Income from funds under management:			
Interest on loans and bills discounted	**¥ 95,071**	¥ 98,219	**$ 899**
Interest and dividends on securities	**26,606**	29,409	**251**
Interest on call loans	**30**	85	**0**
Interest on receivables under securities borrowing transactions	**0**	—	**0**
Interest on bills bought	**0**	0	**0**
Interest on due from banks	**3**	21	**0**
Interest on interest rate swap	**1,392**	1,178	**13**
Interest on others	**319**	235	**3**
Trust fees	**2**	2	**0**
Fees and commissions	**27,341**	24,357	**258**
Trading income	**512**	144	**4**
Other operating income (Note 16)	**1,723**	1,841	**16**
Other income (Note 16)	**6,750**	6,241	**63**
Total income	**159,755**	161,737	**1,511**
Expenses			
Cost of fund-raising:			
Interest on deposits	**2,543**	3,969	**24**
Interest on call money	**67**	533	**0**
Interest on payables under securities lending transactions	**1,898**	1,539	**17**
Interest on bills sold	**0**	0	**0**
Interest on borrowed money	**1,914**	1,742	**18**
Interest on bonds payable	**1,369**	1,491	**12**
Interest on bonds with stock subscription right	**521**	521	**4**
Interest on interest rate swap	**10,477**	11,390	**99**
Interest on others	**342**	1,235	**3**
Fees and commissions	**8,996**	7,560	**85**
General and administrative expenses	**73,195**	75,812	**692**
Other operating expenses (Note 17)	**318**	808	**3**
Other expenses (Note 17)	**16,421**	39,316	**155**
Total expenses	**118,068**	145,921	**1,117**
Income before income taxes	**41,686**	15,815	**394**
Provision for income taxes (Note 18):			
Current	**100**	98	**0**
Deferred	**21,923**	8,258	**207**
Net income (Note 19)	**19,661**	7,458	**186**
Retained earnings at beginning of year	**8,536**	19,508	**80**
Transfer from land revaluation account	**151**	428	**1**
Transfer from retained earnings	**90**	9	**0**
Appropriations			
Cash dividends	**3,171**	3,172	**30**
Bonuses to directors and corporate auditors	**40**	50	**0**
Transfer to retained earnings	**4,314**	15,645	**40**
Retained earnings at end of year (Note 21)	**¥ 20,913**	¥ 8,536	**$ 197**

See accompanying notes to non-consolidated financial statements.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Year ended March 31, 2004 The Bank of Fukuoka, Ltd.

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The accompanying non-consolidated financial statements of The Bank of Fukuoka, Ltd. ("the Bank") are prepared in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and are compiled from the non-consolidated financial statements prepared by the Bank as required under the Securities and Exchange Law of Japan.

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

As permitted by the Securities and Exchange Law, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

b. Accounting Policies

The accompanying non-consolidated financial statements of the Bank have been prepared on the basis of the same accounting policies as those discussed in Note 1 to the consolidated financial statements. Accordingly, the accompanying non-consolidated financial statements should be read in conjunction with Notes to Consolidated Financial Statements.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥105.69 = U.S.$1, the approximate rate of exchange on March 31, 2004, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at that rate or any other rate.

3. Securities

Securities at March 31, 2004 and 2003 were as follows:

	(Millions of yen)	
	2004	2003
National government bonds	**¥ 462,148**	¥ 503,194
Local government bonds	**75,269**	63,205
Corporate bonds	**320,754**	329,411
Equity securities	**103,844**	77,128
Other securities	**388,464**	389,912
Total	**¥ 1,350,480**	¥1,362,852

See Note 4 to the consolidated financial statements for the description of securities borrowing transaction.

4. Loans and Bills Discounted

Loans and bills discounted at March 31, 2004 and 2003 consisted of the following:

	(Millions of yen)	
	2004	2003
Bills discounted	**¥ 86,994**	¥ 99,660
Loans on bills	**574,268**	701,324
Loans on deeds	**3,637,981**	3,572,891
Overdrafts	**755,186**	804,609
Total	**¥5,054,430**	¥5,178,486

Loans and bills discounted at March 31, 2004 and 2003 included the following loans:

	(Millions of yen)	
	2004	2003
Loans to borrowers in bankruptcy	**¥ 10,785**	¥ 38,279
Delinquent loans	**114,846**	195,838
Loans past due for three months or more	**680**	64
Restructured loans	**73,761**	108,062
Total	**¥ 200,074**	¥ 342,244

See Note 5 to the consolidated financial statements for the description of these loans.

Total face value of commercial bills and bills of exchange acquired through discounting amounted to ¥87,413 million and ¥99,882 million at March 31,2004 and 2003, respectively.

On the balance sheet, the participating principal of ¥16,111 million were recorded as a loan to original obligors in the loan participation in accordance with JICPA Accounting System Committee Report No.3 dated June 1, 1995.

The unused line-of-credit balance relating to overdrafts and loan agreements at Mach 31, 2004 and 2003 amounted to ¥1,641,495 million and ¥1,605,547 million, respectively.

See Note 5 to the consolidated financial statements for the description of the line-of-credit agreements.

5. Premises and Equipment

Premises and equipment at March 31, 2004 and 2003 consisted of the following:

	(Millions of yen)	
	2004	2003
Land	**¥ 116,484**	¥ 116,755
Buildings	**68,206**	68,074
Other	**25,088**	31,270
Total	**209,779**	216,101
Accumulated depreciation	**(66,885)**	(70,558)
Net book value	**¥ 142,894**	¥ 145,543

See Note 7 to the consolidated financial statements for the description of Land revaluation account.

6. Other Assets

Other assets at March 31, 2004 and 2003 consisted of the followings:

	(Millions of yen)	
	2004	2003
Accrued income	**¥ 14,177**	¥ 15,199
Prepaid expenses	**18**	31
Financial derivatives	**13,123**	77
Deferred hedge losses	**14,796**	22,253
Other	**22,915**	18,776
Total	**¥ 65,030**	¥ 56,337

7. Pledged Assets

Assets pledged as collateral at March 31, 2004 and 2003 consisted of the follows:

	(Millions of yen)	
	2004	2003
Assets pledged as collateral		
Securities	**¥ 315,413**	¥ 341,408
Loans and bills discounted	**304,155**	234,900
Liabilities corresponding to assets pledged as collateral		
Deposits	**¥ 29,849**	¥ 32,612
Payables securities lending transactions	**117,093**	116,779
Bills sold	**—**	20,000

In addition, securities totaling ¥227,472 million and ¥234,650 million were pledged as collateral for settlement of exchange and other or as variation margin at March 31, 2004 and 2003, respectively.

Other assets included ¥12 million of deposit for clearing house.

8. Deposits

A breakdown of deposits at March 31, 2004 and 2003 was as follows:

	(Millions of yen)	
	2004	2003
Current deposits	**¥ 284,876**	¥ 270,003
Ordinary deposits	**2,953,289**	2,758,248
Deposits at notice	**30,376**	36,886
Time deposits	**2,477,910**	2,491,008
Negotiable certificates of deposit	**214,775**	268,414
Other deposits	**316,639**	340,425
Total	**¥ 6,277,867**	¥ 6,164,986

9. Borrowed money

See Note 9 to the consolidated financial statements for the description of Borrowed money.

10. Bonds payable and Bonds with stock subscription rights

See Note 10 to the consolidated financial statements for the description of these bonds.

11. Other Liabilities

Other liabilities at March 31, 2004 and 2003 consisted of the followings:

	(Millions of yen)	
	2004	2003
Domestic exchange settlement account, credit	**¥ 27,956**	¥ 3,672
Corporation tax	**118**	143
Accrued expenses	**7,735**	8,874
Unearned income	**4,101**	4,366
Employees' deposits	**2,465**	2,776
Financial derivatives	**20,387**	22,303
Other	**10,471**	15,406
Total	**¥ 73,237**	¥ 57,543

12. Retirement Benefit Plans

See Note 11 to the consolidated financial statements for the description of employee retirement benefit plans.

13. Acceptance and Guarantees

See Note 12 to the consolidated financial statements for the description of acceptance and guarantees.

14. Common Stock and Capital Surplus

Information with respect to the common stock and capital surplus of the Bank at March 31, 2004 and 2003 is as follows:

The authorized number of shares of common stock was 1.8 billion shares at March 31, 2004 and 2003.

	(Millions of yen)	
	2004	2003
Common stock:		
Balance at beginning of the year	**¥ 58,658**	¥ 58,658
Conversion of convertible bonds	**3**	–
Balance at end of year	**¥ 58,662**	¥ 58,658
(Shares issued and outstanding at end of year)	**(634,763 Thousand shares)**	(634,748 thousand shares)
Capital surplus:		
Balance at beginning of the year	**¥ 36,913**	¥ 36,913
Conversion of convertible bonds	**3**	–
Balance at end of year	**¥ 36,917**	¥ 36,913

15. Legal Reserve

Under the Banking Law of Japan, an amount equivalent to at least 20% of cash dividends and other cash appropriations of retained earnings shall be appropriated to the legal reserve from the retained earnings until such reserve equals 100% of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to capital.

16. Other Operating Income and Other Income

The composition of other operating income for the years ended March 31, 2004 and 2003 was as follows:

	(Millions of yen)	
	2004	2003
Other operating income		
Gains on foreign exchange transactions	**¥ 1,654**	¥ 1,308
Gains on sales of bonds	**69**	504
Gains on financial derivatives	–	28
Other	**0**	0
Total	**¥ 1,723**	¥ 1,841

The components of other income for the years ended March 31, 2004 and 2003 were as follows:

	(Millions of yen)	
	2004	2003
Other income:		
Gains on sales of stocks and other securities	**¥ 1,755**	¥ 848
Gains on money held in trust	**31**	12
Gains on dispositions of premises and equipment	**—**	6
Collection of written-off claims	**9**	4
Refund for over-payment of the U.S. corporate income tax in the past year	**—**	1,847
Gains from transfer of the substitutional portion of future pension obligations	**2,524**	–
Others	**2,429**	3,521
Total	**¥ 6,750**	¥ 6,241

17 Other Operating Expenses and Other Expenses

The composition of other operating expenses for the years ended March 31, 2004 and 2003 was as follows:

	(Millions of yen)	
	2004	2003
Other operating expenses:		
Losses on sales of bonds	**¥ 214**	¥ 400
Losses on redemption of bonds	**46**	79
Derivative costs	**57**	–
Others	**—**	328
Total	**¥ 318**	¥ 808

The components of other expenses for the years ended March 31, 2004 and 2003 were as follows:

	(Millions of yen)	
	2004	2003
Other expenses:		
Transfer to reserve for possible loan losses	**¥ 5,085**	¥ 23,104
Losses on sales of stocks and other securities	**925**	927
Losses on devaluation of stocks and securities	**480**	8,512
Losses on money held in trust	**14**	0
Losses on sales and disposal of premises and equipment	**1,011**	613
Losses on sales of loans	**6,340**	1,921
Additional early retirement payment	**1,090**	466
Others	**1,473**	3,769
Total	**¥ 16,421**	¥ 39,316

18. Income Taxes

Income taxes applicable to the Bank comprise corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in statutory tax rate of 41.8% for 2004 and 2003.

The significant components of the Bank's deferred tax assets and liabilities as of March 31, 2004 and 2003 were as follows:

	(Millions of yen)	
	2004	2003
Deferred tax assets:		
Reserve for possible loan losses	**¥ 32,147**	¥ 63,278
Loss carry forward for tax purposes	**27,283**	13,174
Reserve for employee retirement benefits	**12,840**	13,108
Devaluation of securities	**2,382**	3,792
Depreciation expenses	**1,609**	1,690
Other	**2,608**	1,663
Subtotal	**78,871**	96,707
Valuation allowance	**(4,362)**	–
Total	**74,509**	96,707
Deferred tax liabilities:		
Unrealized gain on securities	**31,148**	24,074
Retirement benefit trust	**9,223**	8,532
Reserve for special depreciation	**537**	537
Other	**32**	894
Net deferred tax assets	**¥ 33,568**	¥ 62,669

The effective tax rates reflected in the statements of income for the year ended March 31, 2004 differ from the statutory tax rate for the following reasons:

Statutory tax rate	40.6%
Adjustments:	
Expenses permanently not deductible for income tax purpose	0.3%
Dividend income deductible for income tax purpose	(0.6%)
Unscheduled temporary differences	10.5%
Decrease in deferred tax assets due to the change of tax rate	2.0%
Effective tax rate	52.8%

19. Net Income per Share

Net income per share for the years ended March 31, 2004 and 2003 was as follows:

	(Yen)	
	2004	2003
Net income (loss):		
Basic	**¥ 30.93**	¥ 11.69
Diluted	**27.31**	10.74

Basic net income per share is computed based on the weighted average number of shares of common stock outstanding during the year.

Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding each year after giving effect to the diluted potential of common stock to be issued upon the conversion of convertible bonds.

20. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of leased assets as of March 31, 2004 and 2003 which would have been reflected in the non-consolidated balance sheets if finance lease accounting had been applied to the finance lease transactions currently accounted for as operating leases:

	(Millions of yen)	
	2004	2003
Equipment:		
Acquisition costs	**¥ 12,077**	¥ 11,162
Accumulated depreciation	**5,178**	5,071
Net book value	**¥ 6,898**	¥ 6,091

Lease payments relating to finance lease transactions accounted for as operating leases amounted to ¥2,161 million and ¥3,089 million for the year ended March 31, 2004 and 2003, respectively. The depreciation expense of the leased assets computed by the straight-line method over the respective lease terms and the interest expense portion included in the lease payments amounted to ¥1,969 million and ¥119 million, respectively, for the year ended March 31, 2004, and ¥2,744 million and ¥265 million, respectively, for the year ended March 31, 2003.

Future minimum lease payments subsequent to March 31, 2004 for finance lease transactions accounted for as operating leases are summarized as follows:

Year ending March 31,	(Millions of yen)
2005	¥ 2,019
2006 and thereafter	5,146
Total	¥ 7,165

21. Subsequent Event

The following appropriation of retained earnings, which have not been reflected in the non-consolidated financial statements for the year ended March 31, 2004, were approved at stockholders' meeting held on June 29, 2004:

	(Millions of yen)
Cash dividends (¥2.50 per share)	¥1,585
Bonuses to directors and corporate auditors	40
Voluntary reserve	16,099
	¥17,725

Report of Independent Auditors

The Board of Directors
The Bank of Fukuoka, Ltd.

We have audited the accompanying non-consolidated balance sheets of The Bank of Fukuoka, Ltd. as of March 31, 2004 and 2003, and the related non-consolidated statements of income and retained earnings for the years then ended, all expressed in yen. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of The Bank of Fukuoka, Ltd. at March 31, 2004 and 2003, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the non-consolidated financial statements.

Shin Nihon & Co.

June 29, 2004

BOARD OF DIRECTORS AND AUDITORS

Chairman
Ryoji Tsukuda

President
Kiyoshi Teramoto

Deputy President
Masaaki Tani

Senior Managing Directors
Kazunori Shibuta
Kazuo Oniki

Managing Directors
Seiji Yamauchi
Osamu Suematsu
Masazumi Tsuru
Kazutoshi Nakamura
Yukuo Osada

Directors
Minoru Katsuno
Kenji Hayashi
Osamu Obata
Jun Tanaka
Masao Ito
Hajime Suzuki
Takashige Shibato

Standing Auditors
Setsuya Yukimasa
Nobuhisa Eto

Auditors
Hidemi Ashizuka
Yoichi Sugioka
Tsuguo Nagao

(As of July 2004)

HEAD OFFICE

13-1, Tenjin 2-chome, Chuo-ku,
Fukuoka 810-8727, Japan
Phone: 092-723-2131

BUSINESS PLANNING DIVISION

13-1, Tenjin 2-chome, Chuo-ku,
Fukuoka 810-8727, Japan

International Planning Department
Phone: 092-723-2591 Fax: 092-716-3180

Asian Center
Phone: 092-723-2591 Fax: 092-716-3180

OPERATIONS ADMINISTRATION DIVISION

7-7, Momochihama 1-chome, Sawara-ku,
Fukuoka 814-0001, Japan

Trade & Foreign Business Operations Center
Phone: 092-844-6091 Fax: 092-844-6040
SWIFT Address: FKBKJPJT

TREASURY DIVISION

8-7, Yaesu 2-chome, Chuo-ku,
Tokyo 104-0028, Japan
SWIFT Address: FKBKJPJT

Funds & Securities Group
Phone: 03-3242-6935 Fax: 03-3242-6923

Trading Department
Phone: 03-3242-6931 Fax: 03-3242-6923

Treasury Management Department
Treasury Risk Management Group
Phone: 03-3242-6913 Fax: 03-3242-6918

Treasury Administration Group
Phone: 03-3242-6930 Fax: 03-3242-6918

OVERSEAS OFFICES

Hong Kong Representative Office
3101 Alexandra House, 16-20, Chater Road,
Central, Hong Kong, S.A.R., P.R.C.
Phone: 2524-2169 Fax: 2845-9250

Shanghai Representative Office
Room 2010, Shanghai International
Trade Center, 2201 Yan-an Road (West),
Shanghai, P.R.C.
Phone: 21-6219-4570 Fax: 21-6219-5614

Dalian Representative Office
Room 622,623 Furama Hotel,
Dalian, 60 Renmin Road,
Dalian, P.R.C.
Phone: 411-8282-3643 Fax: 411-8282-3644

Number of Offices	
Domestic:	
Fukuoka Prefecture	149
Other districts	17
International:	
Hong Kong/Shanghai/Dalian	3
Total	169

(As of July 2004)

THE BANK OF FUKUOKA, LTD.

http://www.fukuokabank.co.jp

RECEIVED
2005 JAN -7 A 8:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Bank of Fukuoka, Ltd.
Brief English Summery of Securities Report

Securities Report
(based on Securities & Exchange Law 24-1)

The 93rd fiscal year: From April 1, 2003 to March 31, 2004

To: The Minister of Finance

Presented on June 29, 2004

Company Name: The Bank of Fukuoka, Ltd.

The Name & Title of Representative: Kiyoshi Teramoto, President

Address of Head Office: 13-1, Tenjin 2-chome, Chuo-ku, Fukuoka, Japan

Telephone Number: (092) 723-2622

Responsible Officer: Takashige Shibato, General Planning Division

Location where Securities Report is available to the public:

Tokyo Stock Exchange, Osaka Stock Exchange, Fukuoka Stock Exchange,
The Bank of Fukuoka, Ltd., Tokyo Branch

The Table of Contents:

The Bank of Fukuoka, Ltd.
Brief English summery of the Notice of General Meeting

June 11, 2004

Dear Shareholders:

13-1, Tenjin 2-chome,
Chuo-ku, Fukuoka, Japan
The Bank of Fukuoka, Ltd.
Kiyoshi Teramoto, President

Re: Notice of The 93rd General Meeting of Shareholders

We are pleased to announce that subject meeting will be held as follows. We would highly appreciate your attendance at the meeting.

Time: June 29, 2004 (Tuesday) AM 10:00

Location: The Bank of Fukuoka, Ltd. Head office
13-1, Tenjin 2-chome, Chuo-ku, Fukuoka, Japan

Objectives: Reporting items

1) Business Activities
2) Balance sheet as of Mar. 31, 2004
3) Profit & Loss Statement during 93rd fiscal year
(From Apr. 1, 2003 to Mar. 31, 2004)

Discussion / Vote

1) Disposal of net profit earned during the 93rd fiscal year
2) Alteration of articles of incorporation
3) Bonus for appreciation to retired Directors

We are pleased to receive your voting sheet at the reception corner of the hall on the meeting day.

In the event that you are unable to attend the General Meeting, please return to us the attached voting sheet, indicating your approval or disapproval of each agendum, and affixing your signature thereto, after reviewing the reference documents.

Financial Digest for the Interim of FY2004

THE BANK OF FUKUOKA, LTD.



This report contains forward-looking statements and other forward-looking information relating to the bank (the "forward-looking statements"). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, the bank's current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the results of operations, the financial condition, the bank's management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.

Some forward-looking statements represent targets that the bank's management will strive to achieve through the successful implementation of the bank's business strategies. The bank may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

Consolidated Summary Report
for the Interim of FY2004

The Bank of Fukuoka, Ltd.

13-1, Tenjin 2-chome, Chuo-ku, Fukuoka City,

Fukuoka, Japan

1. Consolidated financial date for the Interim of FY2004 (from April 1, 2004 to Sep 30, 2004)

(1) Operating Results

(¥ mil.)

	Interim of FY 2004	Interim of FY 2003	(Reference) FY 2003
Ordinary income	81,459	81,004	161,785
Change from previous period	0.6%	(0.5%)	(1.5%)
Ordinary profit	23,769	15,075	41,809
Change from previous period	57.7%	(16.4%)	160.3%
Net income	11,512	9,756	19,888
Change from previous period	18.0%	1.0%	158.6%
Net income per share	¥18.17	¥15.39	¥31.33
Diluted net income per share	¥15.79	¥13.79	¥27.65

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.

(2) Financial Condition

(¥ mil.)

	Interim of FY 2004	Interim of FY 2003	(Reference) FY 2003
Total assets	7,123,534	6,904,089	7,078,919
Stockholders' equity	348,909	325,046	341,953
Stockholders' equity to total assets	4.9%	4.7%	4.8%
Stockholders' equity per share	¥550.89	¥513.12	¥539.78
Capital adequacy ratio (Domestic standard)	9.20%	9.45%	9.47%

<Notes> Amounts less than one million yen are omitted.

・Number of shares outstanding as of:

September 30, 2004: 633,345,115 shares

September 30, 2003: 633,470,048 shares

March 31,2004 : 633,426,174 shares

(3) Cash Flows

(¥ mil.)

	Interim of FY 2004	Interim of FY 2003	(Reference) FY 2003
Net cash provided by operating activities	91,692	21,473	(11,980)
Net cash used in investing activities	(120,114)	(57,611)	24,395
Net cash provided by / used in financing activities	(17,637)	(1,607)	(3,217)
Cash and due from banks at end of term	161,109	160,230	207,132

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.

(4) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries: 7

Subsidiaries accounted for by the equity method: 0

Affiliates accounted for by the equity method: 0

(5) Change in the Scope of Consolidation and Application of the Equity Method

Consolidation: Newly Consolidated 0　　Equity Method: Newly Applied 0
Excluded 0　　Excluded 0

(6) Earnings projection for the fiscal 2004 (Year ending March 31, 2005)

(¥ mil.)

	FY 2004
Ordinary income	162,500
Ordinary profit	44,000
Net income	24,000
Net income per share	¥37.89

2. Consolidated Balance Sheets

(¥ mil, %)

	At Sep 30 , 2004 [A]	At Sep 30 , 2003 [B]	Comparison [A−B]	Comparison [A-B]/[B] ×100	<reference> At Mar 31 , 2004
Assets:					
Cash and due from banks	162,989	161,491	1,498	0.9	207,691
Call loans and bills bought	87,747	15,712	72,035	458.5	142,779
Receivables under securities borrowing transactions	—	—	—	—	29,394
Monetary receivables bought	64,184	24,225	39,959	164.9	56,755
Trading assets	5,234	5,065	169	3.3	1,542
Money held in trust	—	1,508	(1,508)	—	985
Securities	1,466,619	1,401,488	65,131	4.6	1,350,126
Loans and bills discounted	5,116,591	5,067,206	49,385	1.0	5,051,355
Foreign exchange assets	3,748	3,107	641	20.6	3,465
Other assets	68,577	77,453	(8,876)	(11.5)	74,786
Premises and equipment	137,073	142,495	(5,422)	(3.8)	143,376
Deferred tax assets	27,943	55,315	(27,372)	(49.5)	35,605
Customers' liabilities for acceptances and guarantees	81,539	84,727	(3,188)	(3.8)	82,299
Reserve for possible loan losses	(98,713)	(135,707)	36,994	(27.3)	(101,244)
Total assets	**7,123,534**	**6,904,089**	**219,445**	**3.2**	**7,078,919**
Liabilities:					
Deposits	6,086,761	5,911,722	175,039	3.0	6,059,381
Negotiable certificates of deposit	250,863	198,282	52,581	26.5	204,275
Call money and bills sold	1,665	22,225	(20,560)	(92.5)	2,642
Payables under securities lending transactions	125,791	115,208	10,583	9.2	117,093
Trading liabilities	492	357	135	37.8	430
Borrowed money	58,028	75,007	(16,979)	(22.6)	74,088
Foreign exchange liabilities	207	269	(62)	(23.0)	261
Bonds payable	22,210	22,250	(40)	(0.2)	21,138
Bonds with stock subscription rights	47,404	47,417	(13)	(0.0)	47,410
Other liabilities	60,208	61,338	(1,130)	(1.8)	86,590
Reserve for employee retirement benefits	840	948	(108)	(11.4)	1,029
Reserve for other contingent losses	—	8	(8)	—	—
Deferred tax liabilities on land revaluation account	36,319	37,239	(920)	(2.5)	38,190
Excess of net assets acquired over cost	65	47	18	38.3	55
Acceptances and guarantees	81,539	84,727	(3,188)	(3.8)	82,299
Total liabilities	**6,772,399**	**6,577,049**	**195,350**	**3.0**	**6,734,886**
Minority interests	**2,226**	**1,993**	**233**	**11.7**	**2,078**
Common stock	58,665	58,658	7	0.0	58,662
Capital surplus	36,920	36,913	7	0.0	36,917
Retained earnings	158,179	138,392	19,787	14.3	145,549
Land revaluation account	53,162	54,507	(1,345)	(2.5)	55,900
Unrealized gains of securities	42,699	37,208	5,491	14.8	45,586
Less treasury stock	(717)	(634)	(83)	13.1	(662)
Total stockholders' equity	**348,909**	**325,046**	**23,863**	**7.3**	**341,953**
Total liabilities, minority interests And stockholders' equity	**7,123,534**	**6,904,089**	**219,445**	**3.2**	**7,078,919**

<Notes> 1. Amounts less than one million yen are omitted.
2. "( )"denotes minus.

3. Consolidated Statements of Income

(¥ mil, %)

	At Sep 30 , 2004 [A]	At Sep 30 , 2003 [B]	Comparison [A−B]	Comparison [A-B]/[B] ×100	< reference > At Mar 31 , 2004
Ordinary Income:	**81,459**	81,004	455	0.6	**161,785**
Income from funds under management	61,981	62,473	(492)	(0.8)	123,868
Interest on loans and bills discounted	46,769	47,962	(1,193)	(2.5)	95,477
Interest and dividends on securities	13,897	13,722	175	1.3	26,646
Trust Fees	—	—	—	—	2
Fees and commissions	14,043	13,062	981	7.5	27,029
Trading income	531	156	375	240.4	512
Other operating income	2,830	3,033	(203)	(6.7)	6,243
Other ordinary income	2,073	2,278	(205)	(9.0)	4,129
Ordinary expenses:	**57,690**	**65,928**	**(8,238)**	**(12.5)**	**119,976**
Cost of fund-raising	9,628	9,785	(157)	(1.6)	19,140
Interest on deposits	1,163	1,296	(133)	(10.3)	2,433
Fees and commissions	3,556	3,500	56	1.6	7,675
Trading expenses	—	9	(9)	—	—
Other operating expenses	366	172	194	112.8	413
General and administrative expenses	36,523	39,091	(2,568)	(6.6)	76,146
Other ordinary expenses	7,615	13,369	(5,754)	(43.0)	16,599
Ordinary profit	**23,769**	**15,075**	**8,694**	**57.7**	**41,809**
Extraordinary income	43	2,617	(2,574)	(98.4)	2,631
Extraordinary loss	4,034	749	3,285	438.6	2,142
Income before income taxes	**19,777**	**16,943**	**2,834**	**16.7**	**42,297**
Provision for income taxes:					
Current	354	409	(55)	(13.4)	629
Deferred	7,762	6,783	979	14.4	21,712
Minority interest	147	(6)	153	(2,550.0)	67
Net income	**11,512**	**9,756**	**1,756**	**18.0**	**19,888**

<Notes> 1. Amounts less than one million yen are omitted.
2. "( )"denotes minus.

4. Consolidated Statements of Retaind Earnings

(¥ mil, %)

	At Sep 30 , 2004 [A]	At Sep 30 , 2003 [B]	Comparison [A−B]	Comparison [A-B]/[B] ×100	<reference> At Mar 31 , 2004
(Capital surplus)					
Balance of capital surplus of beginning of fiscal year	36,917	36,913	4	0.0	36,913
Increase	3	—	3	—	3
Exercise of stock subscription rights	2	—	2	—	3
Interest on disposition of treasury stock	0	—	0	—	—
Decrease	—	—	—	—	—
Balance of capital surplus at end of fiscal year	36,920	36,913	7	0.0	36,917
(Retained earnings)					
Balance of retained earnings at beginning of fiscal year	145,549	128,732	16,817	13.1	128,732
Increase	14,251	11,300	2,951	26.1	20,039
Net income	11,512	9,756	1,756	18.0	19,888
Transfer from land revaluation account	2,738	1,543	1,195	77.4	151
Decrease	1,621	1,640	(19)	(1.2)	3,222
Cash dividends paid	1,581	1,581	0	0.0	3,163
Bonuses to directors and corporate auditors	40	40	0	0.0	40
Losses on disposition of treasury stock	—	0	(0)	—	0
Change of the scope of consolidation	—	18	(18)	—	18
Balance of retained earnings at end of fiscal year	158,179	138,392	19,787	14.3	145,549

<Notes> 1. Amounts less than one million yen are omitted.
2. "( )"denotes minus.

5. Segment Information

(1) Business Segment Information

The Bank's operation includes guarantee and credit card business in addition to banking business. As such operations are immaterial, separate segment information are not disclosed.

(2) Geographic Segment Information

The disclosure of geographical segment information has been omitted as operating income and total assets of the foreign operations constituted less than 10% of the consolidated totals.

Non-Consolidated Summary Report
for the Interim of FY2004

The Bank of Fukuoka, Ltd.

13-1, Tenjin 2-chome, Chuo-ku, Fukuoka City,
Fukuoka, Japan

1. Non-consoliodated financial date for the Interim of FY2004 (from April 1, 2004 to Sep 30, 2004)

(1) Operating Results

(¥ mil.)

	Interim of FY 2004	Interim of FY 2003	(Reference) FY 2003
Ordinary income	79,202	78,895	157,132
Change from previous period	0.4%	(0.5%)	(1.7%)
Ordinary profit	23,366	14,989	41,170
Change from previous period	55.9%	(13.2%)	173.1%
Net income	11,357	9,686	19,661
Change from previous period	17.3%	2.2%	163.6%
Net income per share	¥17.90	¥15.26	¥30.93
Diluted net income per share	¥15.56	¥13.67	¥27.31

<Notes> 1. Amounts less than one million yen are omitted.
2. "( )"denotes minus.

(2) Dividend Payment

(¥ mil.)

	Interim of FY 2004	Interim of FY 2003	(Reference) FY 2003
Interim dividends declared per share	2.50	2.50	—
Annual dividends declared per share	—	—	5.00

(3) Financial Position

(¥ mil.)

	Interim of FY 2004	Interim of FY 2003	(Reference) FY 2003
Total assets	7,119,008	6,900,036	7,075,095
Stockholders' equity	346,586	323,054	339,791
Stockholders' equity to total assets	4.9%	4.7%	4.8%
Stockholders' equity per share	¥546.44	¥509.23	¥535.59
Capital adequacy ratio (Domestic standard)	9.10%	9.36%	9.38%

<Notes> Amounts less than one million yen are omitted.

・Total number of shares outstanding as of term end:
September 30, 2004: 634,260,244 shares
September 30, 2003: 634,385,177 shares
March 31,2004 : 633,341,303 shares

・Treasury shares outstanding as of term end:
September 30, 2004: 516,797 shares
September 30, 2003: 362,913 shares
March 31,2004 : 422,376 shares

(3) Earnings Projection for Fiscal 2004 (Year ending March 31, 2005)

(¥ mil.)

		FY 2004
Ordinary income		157,500
Ordinary profit		44,000
Net income		24,000
Annual dividends per share		¥5.00
	Term end	¥2.50
Net income per share		¥37.84

2. Non-Consolidated Balance Sheets

(¥ mil, %)

	At Sep 30 , 2004 [A]	At Sep 30 , 2003 [B]	Comparison [A−B]	[A-B]/[B] ×100	<reference> At Mar 31 , 2004
Assets:					
Cash and due from banks	162,987	161,489	1,498	0.9	207,689
Call loans and bills bought	87,747	5,712	82,035	1,436.2	142,779
Receivables under securities borrowing transactions	−	−	−	−	29,394
Bills bought	−	10,000	(10,000)	−	−
Monetary receivables bought	64,184	24,225	39,959	164.9	56,755
Trading assets	5,234	5,065	169	3.3	1,542
Money held in trust	−	1,508	(1,508)	−	985
Securities	1,466,939	1,401,877	65,062	4.6	1,350,480
Loans and bills discounted	5,119,060	5,069,932	49,128	1.0	5,054,430
Foreign exchange assets	3,748	3,107	641	20.6	3,465
Other assets	58,894	67,914	(9,020)	(13.3)	65,030
Premises and equipment	136,611	142,017	(5,406)	(3.8)	142,894
Deferred tax assets	25,774	53,120	(27,346)	(51.5)	33,568
Customers' liabilities for acceptances and guarantees	81,539	84,727	(3,188)	(3.8)	82,299
Reserve for possible loan losses	(93,713)	(130,663)	36,950	(28.3)	(96,221)
Total assets	**7,119,008**	**6,900,036**	**218,972**	**3.2**	**7,075,095**
Liabilities:					
Deposits	6,089,974	5,916,033	173,941	2.9	6,063,091
Negotiable certificates of deposit	261,863	206,782	55,081	26.6	214,775
Call money and bills sold	1,665	22,225	(20,560)	(92.5)	2,642
Payables under securities lending transactions	125,791	115,208	10,583	9.2	117,093
Trading liabilities	492	357	135	37.8	430
Borrowed money	57,978	74,957	(16,979)	(22.7)	74,038
Foreign exchange liabilities	207	269	(62)	(23.0)	261
Bonds payable	22,210	22,250	(40)	(0.2)	21,138
Bonds with stock subscription rights	47,404	47,417	(13)	(0.0)	47,410
Other liabilities	46,481	48,917	(2,436)	(5.0)	73,237
Reserve for employee retirement benefits	494	588	(94)	(16.0)	695
Reserve for other contingent losses	−	8	(8)	−	−
Deferred tax liabilities on land revaluation account	36,319	37,239	(920)	(2.5)	38,190
Acceptances and guarantees	81,539	84,727	(3,188)	(3.8)	82,299
Total liabilities	**6,772,422**	**6,576,982**	**195,440**	**3.0**	**6,735,303**
Common stock	58,665	58,658	7	0.0	58,662
Capital surplus	36,920	36,913	7	0.0	36,917
Earned surplus	46,520	46,520	0	0.0	46,520
Voluntary reserve	91,438	75,480	15,958	21.1	75,480
Retained earnings	17,425	13,916	3,509	25.2	20,913
Land revaluation account	53,162	54,507	(1,345)	(2.5)	55,900
Unrealized gains of securities	42,703	37,223	5,480	14.7	45,592
Less treasury stock	(249)	(167)	(82)	49.1	(195)
Total stockholders' equity	**346,586**	**323,054**	**23,532**	**7.3**	**339,791**
Total liabilities, minority interests And stockholders' equity	**7,119,008**	**6,900,036**	**218,972**	**3.2**	**7,075,095**

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.

3. Consolidated Statements of Income

(¥ mil, %)

	At Sep 30 , 2004 [A]	At Sep 30 , 2003 [B]	Comparison [A−B]	Comparison [A-B]/[B] ×100	< reference > At Mar 31 , 2004
Ordinary Income:	**79,202**	78,895	307	0.4	**157,132**
Income from funds under management	61,739	62,243	(504)	(0.8)	123,425
Interest on loans and bills discounted	46,559	47,761	(1,202)	(2.5)	95,071
Interest and dividends on securities	13,863	13,691	172	1.3	26,606
Trust Fees	—	—	—	—	2
Fees and commissions	14,194	13,219	975	7.4	27,341
Trading income	531	156	375	240.4	512
Other operating income	640	1,007	(367)	(36.4)	1,723
Other ordinary income	2,096	2,268	(172)	(7.6)	4,127
Ordinary expenses:	**55,835**	**63,905**	**(8,070)**	**(12.6)**	**115,962**
Cost of fund-raising	9,627	9,782	(155)	(1.6)	19,136
Interest on deposits	1,163	1,296	(133)	(10.3)	2,433
Fees and commissions	4,241	4,168	73	1.8	8,996
Trading expenses	—	9	(9)	—	—
Other operating expenses	331	117	214	182.9	318
General and administrative expenses	35,176	37,602	(2,426)	(6.5)	73,195
Other ordinary expenses	6,458	12,224	(5,766)	(47.2)	14,315
Ordinary profit	**23,366**	**14,989**	**8,377**	**55.9**	**41,170**
Extraordinary income	—	2,613	(2,613)	—	2,623
Extraordinary loss	4,034	729	3,305	453.4	2,106
Income before income taxes	**19,331**	**16,873**	**2,458**	**14.6**	**41,686**
Provision for income taxes:					
Current	76	48	28	58.3	100
Deferred	7,897	7,137	760	10.6	21,923
Net income	**11,357**	**9,686**	**1,671**	**17.3**	**19,661**
Retained earnings at the beginning of year	**3,329**	**2,686**	**643**	**23.9**	**2,686**
Transfer from land revalution account	**2,738**	**1,543**	**1,195**	**77.4**	**151**
Losses on disposition of treasury stock	—	**0**	**(0)**	—	**0**
Interim dividend	—	—	—	—	**1,585**
Retained earnings at the end of year	**17,425**	**13,916**	**3,509**	**25.2**	**20,913**

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.

Financial Digest for the interim FY2004

1. Gain and loss 【Non-consolidated】

(¥ mil.)

	6 months ended Sep.30.2004	Comparison	6 months ended Sep.30.2003
Gross business profit	62,905	356	62,549
Gross domestic profit	57,172	557	56,615
Net interest income	47,087	(530)	47,617
Net fee and commissions	9,829	892	8,937
Gross international profit	5,733	(201)	5,934
Net interest income	5,024	180	4,844
Net fee and commissions	123	10	113
Overhead expenses	34,411	(1,168)	35,579
Transfer to general reserve for possible loan losses ①	812	3,665	(2,853)
Business profit	27,681	(2,142)	29,823
Core business profit	28,461	1,461	27,000
Other operating profit(loss)	(4,315)	10,519	(14,834)
Credit cost for specific problem loans ②	5,034	(8,744)	13,778
Transfer to reserve for specific overseas countries ③	7	33	(26)
Total credit cost ①+②+③	5,853	(5,046)	10,899
Gains (losses) on stocks	853	281	572
Ordinary profit (losses)	23,366	8,377	14,989
Extraordinary profit (losses)	(4,034)	(5,917)	1,883
Income (loss) before income taxes	19,331	2,458	16,873
Net income (loss)	11,357	1,671	9,686

<Notes> 1. Amounts less than one million yen are omitted.

2. "( )"denotes minus.

3. "Core business profit" 【28,461】

= "Business profit" 【27,681】 - "Transfer to general reserve for possible loan losses" 【(812)】 - "Gains on bonds" 【32】

(1) Summary

【Core business profit】 ¥28.5 billion [Historically the highest. Broken three consecutive years]

Reduction of gross domestic profits is covered by increase in domestic net fees and commissions and decrease in overhead expenses. Consequently, core business profit increased by ¥1.5 billion compared with the interim of FY2003.

【Ordinary profit】 ¥23.4 billion [Historically the highest]

Increased by ¥8.4 billion compared with the interim of FY2003 due to decrease of credit cost and gains on stocks mainly.

【Net income】 ¥11.4 billion [Historically the highest]

Although extraordinary loss increased due to early application of fixed assets - impairment accounting, Net income increased by ¥1.7 billion compared with the interim of FY2003 due to high-level's ordinary profit.


□ Core business profit
(¥bil.)
0
5
10
15
20
25
30
21.7
25.0
27.0
28.5
First half of FY2001
First half of FY2002
First half of FY2003
First half of FY2004


□ Ordinary profit
(¥bil.)
0
5
10
15
20
25
14.3
17.3
15.0
23.4
First half of FY2001
First half of FY2002
First half of FY2003
First half of FY2004


□ Net income
(¥bil.)
0
2
4
6
8
10
12
7.9
9.5
9.7
11.4
First half of FY2001
First half of FY2002
First half of FY2003
First half of FY2004

(2) Gross business profit

- Net domestic interest income amounted to ¥52.1 billion, decreased by ¥0.4 billion compared with the interim FY2003. But, in comparison with the second-half of 2003, increased by ¥0.3 billion, and weak-trend appeared to change.
- Non-interest income, mainly net fee and commissions, amounted to ¥10.8 billion, increased by ¥0.7 billion compared with the interim FY2003.
- Non-interest income (¥10.8 billion) amounted to 17.2% in all gross business profit (¥62.9 billion).


Makeup of Gross business profit
Trading 0.8%
Other 0.5%
Fee&commissions15.8%
International income 8.0%
First half FY2004 Gross business profit ¥62.9billion
Domestic interest 74.9%


Interest income
(¥ bil.)
55.0
50.0
45.0
40.0
35.0
0
53.8
52.5
51.8
52.1
4.7
4.8
4.7
5.0
49.1
47.6
47.1
47.1
Second half of FY 2002
First half of FY 2003
Second half of FY 2003
First half of FY 2004
Domestic
International


Non-Interest income
(¥ bil.)
12.0
10.0
8.0
6.0
4.0
2.0
0
8.9
10.1
10.2
10.8
0.4
0.1
0.9
0.1
0.5
0.4
0.3
0.5
8.4
9.1
9.3
10.0
Second half of FY2002
First half of FY2003
Second half of FY2003
First half of FY2004
Net fees and commissions
Net trading income
Other profit

(3) Overhead expense reduction

- Overhead expenses amounted to ¥34.4 billion , decreased by ¥1.2 billion compared with the interim of FY2003. The ratio of overhead expenses in the total of gross business profit (OHR) amounted to 54.7%,decreased by 2.2% compared with the interim of FY2003.


Overhead expenses
(¥ bil.)
40
30
20
10
0
37.8
37.0
35.6
34.4
2.2
2.2
2.1
2.3
16.6
17.1
15.9
15.9
19.0
17.8
17.6
16.2
First half of FY2001
First half of FY2002
First half of FY2003
First half of FY2004
Personnal expenses
General expenses
Taxes


OHR
(¥ bil.)
70
60
50
40
30
20
10
0
65
60
55
50
45
59.4
62.0
62.5
62.9
63.7%
59.7%
56.9%
54.7%
37.8
37.0
35.6
34.4
First half of FY2001
First half of FY2002
First half of FY2003
First half of FY2004
Gross business profit
Overhead expenses
OHR

(4) Credit cost

- The bank promoted support to under-reconstruction regional company and disposal of NPL. Therefore, the bank enlarged the application coverage of the DCF method from the exposure of ¥3.0 billion or more to ¥1.0 billion or more.
- Although credit cost occurred ¥2.0 billion due to enlargement of DCF application coverage, caused by improvement of loan assets portfolio, credit cost (interim of FY2004) amounted to ¥5.9 billion, decreased by ¥5.0 billion compared with the interim of FY2003.


Composition of credit cost
(¥ bil.)
12.5
7.5
2.5
(2.5)
(7.5)
10.9
1.0
3.5
9.2
(2.3)
(0.5)
Bankruptcies
Declining collateral value
Fluctuation of rating
Redemption & bulk sales etc
Decline of default ratio
2.0
1.6
1.9
6.2
(4.4)
(1.4)
5.9
First half of FY 2003
First half of FY 2004
Enlargement application coverage of the DCF method (First half of 2004)
conventional
The exposure among "Substandard' and "Doubtful" is the ¥3.0 billion or more point.
When the above-mentioned point carries out ranking higher rank changes, it is an object succeedingly.
After
The exposure among "Substandard' and "Doubtful" is the ¥1.0 billion or more point.
When the above-mentioned point carries out ranking higher rank changes, it is an object succeedingly.

(5) Other operating profit(loss) & Extraordinary profit(loss)

- Other operating profit (excluding credit cost) amounted to ¥0.7 billion (increased by ¥1.8 billion compared with the interim of FY2003), due to dividends from recovery funds& gains on stocks etc.
- Extraordinary loss amounted to ¥4.0 billion (decreased by ¥5.9 billion compared with the interim of FY2003), due to "early application of fixed assets - impairment accounting"etc.


Other operating profit(loss)
(¥ bil.)
※Excluding Credit cost
2.0
1.5
1.0
0.5
0.0
(1.0)
(1.5)
(2.0)
(1.1)
0.2
0.6
(0.9)
(0.5)
(0.5)
Dividends from recovery funds
Rental of land or building
Gains(losses)on stocks
Cost of Retirement payment
Additional retirement payment etc
Other
0.8
0.2
0.9
(0.6)
(0.2)
(0.4)
+0.7
First half of FY2003
First half of FY2004


Extraordinary profit (loss)
3
2
1
(1)
(2)
(3)
(4)
(5)
+1.9
0.1
2.5
(0.6)
(0.1)
Refund enterprise tax by Tokyo metropolitan plus accrued interest
Reversal of reserve for employee retirement benefits
Losses on disposal of premises
Losses on disposal of equipment
Impairment losses
(1.0)
(0.6)
(2.4)
(4.0)
First half of FY2003
First half of FY2004

2. Assets and liabilities

(1) Loans 【Non-consolidated】

- Loans' average balance amounted to ¥ 4,992.9 billion (increased by ¥ 3.6 billion compared with the interim of FY2003), and term-end balance amounted to ¥ 5,119.1 billion (increased by ¥ 64.7 billion compared with Mar 31,2004), due to increased of housing loans in retail segment.
- While Risk-Monitored Loans decreases, the normal loan increases firmly, as a result, the loan portfolio improves steadily.

【Average balance】

(¥ bil.)

	6 months ended Sep 30,2004	Change from Sep.30,2003	6 months ended Sep 30,2003	Change from Sep.30,2002	Fiscal year ended Mar 31, 2004
Loans	4,992.9	3.6	4,989.3	95.6	5,002.7
Retail segment	1,266.2	59.3	1,206.9	104.4	1,221.5
Corporate segment	3,726.7	(55.7)	3,782.4	(8.8)	3,781.2
Loans to fukuoka prefecture area	3,913.2	(18.2)	3,931.4	(12.6)	3,960.1
Domestic loans	4,989.4	1.5	4,987.9	95.7	5,000.4

【Term-end balance】

① Loans (¥ bil.)

	Sep 30,2004	Change from Mar.31,2004	Mar 31,2004	Change from Sep.30,2003	Sep 30,2003
Loans	5,119.1	64.7	5,054.4	(15.5)	5,069.9
Retail segment	1,286.6	25.2	1,261.4	32.4	1,229.0
Corporate segment	3,832.5	39.4	3,793.1	(47.8)	3,840.9
Loans to fukuoka prefecture area	4,047.2	23.3	4,023.9	40.3	3,983.6

② Loans (¥ bil.)

	Sep 30,2004	Change from Mar.31,2004	Mar 31,2004	Change from Sep.30,2003	Sep 30,2003
Loans	1,251.2	25.6	1,225.6	34.4	1,191.2
Housing loans	1,103.1	31.2	1,071.9	40.8	1,031.1
consumer loans	148.1	(5.5)	153.6	(6.5)	160.1

③ Loans to small -and medium -sized enterprises (¥ bil.)

	Sep 30,2004	Change from Mar.31,2004	Mar 31,2004	Change from Sep.30,2003	Sep 30,2003
Outstanding balance	3,451.6	85.7	3,365.9	52.9	3,313.0
Ratio to total loans	67.4%	0.8%	66.6%	1.3%	65.3%

<Notes> Excluding offshore banking accounts


Loans (term-end balance)
(¥ bil.)
6,000
5,000
4,000
3,000
2,000
1,000
0
4,649.9
5,088.3
5,069.9
5,119.1
104.3
299.1
3,190.5
1,056.1
304.7
453.7
3,187.3
1,142.7
347.5
464.1
3,029.3
1,229.0
259.1
472.5
3,100.9
1,286.6
Sep 30,2001
Sep 30,2002
Sep 30,2003
Sep 30,2004
Ratail
General corporate
Public
Government


Loans(term-end balance)
(¥ bil)
6,000
5,000
4,000
2,000
1,000
0
4,649.9
5,088.3
5,069.9
5,119.1
4,152.7
4,691.4
4,808.5
4,934.0
Normal customers loans
Risk-Monitored Loans
497.2
396.9
261.4
185.1
Sep 30,2001
Sep 30,2002
Sep 30,2003
Sep 30,2004

(2) Deposits 【Non-consolidated】

- Deposits' average balance amounted to ¥ 6,078.0 billion (increased by ¥ 197.9 billion compared with the interim of FY2003), and term-end balance amounted to ¥ 6,090.0 billion (increased by ¥ 26.9 compared with Mar 31,2004), due to increase of personal demand deposits .
- Deposits and NCD (negotiable certificates of deposit) average balance amounted to ¥ 6,320.8 billion (increased by ¥ 172.8 billion compared with with the interim of FY2003), and term-end balance amounted to ¥ 6,351.8 billion (increased by ¥ 73.9 compared with Mar 31,2004).

【Average balance】

(¥ bil.)

	6 months ended Sep 30,2004	Change from Sep.30,2003	6 months ended Sep 30,2003	Change from Sep.30,2002	Fiscal year ended Mar 31, 2004
Personal doposits	4,358.3	118.8	4,239.5	169.3	4,262.4
Demand	2,181.9	146.1	2,035.8	215.8	2,065.5
Time	2,176.4	(27.3)	2,203.7	(46.6)	2,197.0
Corporate deposits	1,719.7	79.1	1,640.6	(82.8)	1,606.7
Demand	1,369.6	73.0	1,296.6	(24.2)	1,266.0
Time	350.1	6.0	344.1	(58.5)	340.7
Total	6,078.0	197.9	5,880.1	86.6	5,869.2
Demand	3,551.4	219.1	3,332.3	191.6	3,331.5
Time	2,526.6	(21.2)	2,547.8	(105.0)	2,537.7
Deposits and NCD	6,320.8	172.8	6,148.0	167.7	6,115.9

<Note> Corporate deposits include public deposits and financial institution deposits.

【Term-end balance】

(¥ bil.)

	Sep 30,2004	Change from Mar.31,2004	Mar 31,2004	Change from Sep.30,2003	Sep 30,2003
Personal doposits	4,355.5	64.5	4,291.0	48.7	4,242.3
Demand	2,187.3	78.0	2,109.3	64.7	2,044.6
Time	2,168.2	(13.5)	2,181.7	(16.0)	2,197.7
Corporate deposits	1,734.5	(37.5)	1,772.0	98.3	1,673.7
Demand	1,381.9	(50.8)	1,432.7	102.3	1,330.4
Time	352.6	13.2	339.4	(3.9)	343.3
Total	6,090.0	26.9	6,063.1	147.1	5,916.0
Demand	3,569.2	27.2	3,542.0	167.0	3,375.0
Time	2,520.8	(0.3)	2,521.1	(19.9)	2,541.0
Deposits from fukuoka prefecture area	5,738.5	77.2	5,661.3	102.7	5,558.6
Deposits and NCD	6,351.8	73.9	6,277.9	155.1	6,122.8

<Note> Corporate deposits include public deposits and financial institution deposits.


Deposits and NCD
(Term-end balance)
(¥ bil.)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,801.4
6,017.8
6,122.8
6,351.8
171.6
206.2
206.8
261.9
3,072.4
2,623.6
2,541.0
2,520.8
2,557.4
3,187.9
3,375.0
3,569.2
Sep 30,2001
Sep 30,2002
Sep 30,2003
Sep 30,2004
Demand
Time
NCD


Deposits(term-end balance)
(¥ bil.)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,629.8
5,811.5
5,916.0
6,090.0
1,712.3
1,751.8
1,673.7
1,734.5
3,917.5
4,059.7
4,242.3
4,355.5
Sep 30,2001
Sep 30,2002
Sep 30,2003
Sep 30,2004
Personnal
Corporate

(3) Asset management products 【Non-consolidated】

- Caused by answering to customer's various needs, Sales of asset management products (Investment trust of stock, Annuity insurance product, Foreign currency deposit, Government bond) increase substantially.The ratio of asset management in the total of deposits & NCD amounted to 7.76%.


(¥ bil.)
Sales of asset management products
77.3
76.5
105.9
138.4
6.0
9.5
13.0
48.8
3.9
7.4
25.6
39.7
30.2
7.0
25.0
43.8
54.1
13.3
25.5
45.5
Second half of FY 2002
First half of FY 2003
Second half of FY 2003
First half of FY 2004
Investment trust of stock
Annuity insurance product
Foreign currency deposit
Government bond


(¥ bil.)
Outstanding asset management products
4.33%
5.22%
6.33%
7.76%
266.8
319.8
397.5
492.7
108.7
29.2
13.0
115.9
113.9
32.9
38.6
134.3
140.3
37.2
63.5
156.4
178.4
46.1
89.0
179.2
Mar 31,2003
Sep 30,2003
Mar 31,2004
Sep 30,2004
Investment trust
Annuity insurance product
Foreign currency deposit
Government bond
Ratio of diposit & NCD

(4) Marketable securities 【Consolidated】

- Unrealized gains (valuation differences) amounted to ¥71.9 billion at Sep 30, 2004 (decreased by ¥4.8 billion compared with March 31, 2004)
- Unrealized gains of stocks and foreign bonds and others (valuation differences) decreased due to fall of stock prices and raise of overseas interest rate, but unrealized gains of domestic bonds (valuation differences) increased. The securities portfolio of good quality is maintained.


Security portfolio
Stocks 6.3%
JGB 31.2%
Municipal bond 4.1%
Corporate bond 27.6%
Foreign bond etc 30.8%
Marketable Securities balance (Sep 30,2004) 1,426.9bilyen

(¥ bil.)

	September 30, 2004	Change from Mar 31,2004	Change from Sep 30,2003	Mar 31,2004	Sep 30,2003
Stocks	45.8	(3.5)	11.0	49.3	34.8
Domestic bonds	7.5	4.9	6.7	2.6	0.8
Foreign bonds and others	18.5	(6.3)	(8.5)	24.8	27.0
Total	71.9	(4.8)	9.3	76.7	62.6


Unrealized gains of securities
(¥ bil.)
59.2
62.6
76.7
71.9
30.9
9.5
18.8
27.0
0.8
34.8
24.8
2.6
49.3
18.5
7.5
45.8
Mar 31,2003
Sep 30,2003
Mar 31,2004
Sep 30,2004
Stocks
Domestic bonds
Foreign bonds etc


Marketable bond and securities
(¥ bil.)
1,343.8
1,371.0
1,314.6
1,426.9
389.8
318.3
566.4
69.3
377.6
310.2
601.5
81.7
384.5
298.6
537.4
94.0
439.9
394.0
502.9
90.2
Mar 31,2003
Sep 30,2003
Mar 31,2004
Sep 30,2004
Stock
JGB・Municipal bond
Corporate bond
Foreign bonds etc

3. Non-performing loans 【Non-consolidated】

- Disclosed Claims under the Financial Reconstruction Law at Sep 30,2004 : ¥186.1 billion (decreased by ¥15.1 billion compared with March 31,2004.) .
- NPL ratio : 3.56% (decreased by 0.34% compared with March 31,2004).
- The Bank promoted support to under-reconstruction regional company. As a result, removal of proble m assets from balance sheet amounted to ¥41.9 billion in the interim of FY2004.

(1) Overview of self-assessment (Category of customer)

(¥ bil.)

	September 30, 2004	Change from Mar 31,2004	Change from Sep 30,2003	Mar 31,2004	Sep 30,2003
Bankrupt	10.5	(0.4)	(13.1)	10.9	23.6
Quasi-bankrupt	30.6	(1.0)	(11.7)	31.6	42.3
① Sub-total	41.1	(1.3)	(24.8)	42.4	65.9
② Doubtful	72.8	(11.5)	(40.7)	84.3	113.5
(①+②)	113.9	(12.8)	(65.5)	126.7	179.4
③ Special mention	555.6	(71.5)	(102.8)	627.1	658.4
④ Substandard	72.3	(2.1)	(12.0)	74.4	84.3
Total (①+②+③)	669.5	(84.3)	(168.3)	753.8	837.8
DC under the FRL ⑤=①+②+④	186.1	(15.1)	(77.6)	201.2	263.7
⑥ Normal customers	4,553.4	155.1	224.6	4,398.3	4,328.8
Total credits ⑦=①+②+③+⑥	5,222.9	70.7	56.3	5,152.2	5,166.6
DC under the FRL ratio to the total credits⑤/⑦	3.56%	(0.34%)	(1.54%)	3.90%	5.10%

(注) <Note> Total credits: loans and bills discounted, foreign exchanges, accrued interest, customer's liabilities for acceptances and guarantees, securities on loans and advance payment.

【Supplemental date】 After partial direct Write-Off

(¥ bil.)

	September 30, 2004	Change from Mar 31,2004	Change from Sep 30,2003	Mar 31,2004	Sep 30,2003
DC under the FRL	167.1	(14.9)	(64.7)	182.0	231.8
DC under the FRL ratio to the total credits	3.21%	(0.34%)	(1.30%)	3.55%	4.51%

(2) Progress of disposal of DC under the FRL from balance sheet

(¥ bil.)

	Mar 31,2004 [A]	September 30, 2004 Existing[B]	Newly classified [C]	Total [D]=[B+C]	Disposal of problem assets existing prior to FY2003 from balance sheet [B-A]	Comparison [D-A]
DC under the FRL	201.2	159.3	26.8	186.1	(41.9)	△ 15.1

Outstanding NPLs under FSA disclosure rules


(¥ bil.)
600
500
400
300
200
100
0
12%
10%
8%
6%
4%
2%
0%
10.98%
537.9
100.1
269.4
168.4
9.03%
448.8
108.7
183.9
156.2
6.52%
344.6
108.1
139.1
97.4
3.90%
201.2
74.4
84.3
42.4
3.56%
186.1
72.3
72.8
41.1
※After direct write-off
(Sep 30,2004)
・NPLs ¥167.1 bil.
・NPLs ratio 3.21%
Mar 31,2001
Mar 31,2002
Mar 31,2003
Mar 31,2004
Sep 30,2004
Bankrupt&Quasi-bankrupt
Doubtful
Substandard
NPLs ratio

Methods of NPLs off-balancing 《First half of FY2004》


(¥ bil.)
Sold to business recovery funds
(4.7)
Bulk sales
(5.0)
Debt forgiveness・DES
(0.9)
(10.7)
Upgrading to non-NPLs
(20.6)
Redemption
Newly classified
26.8
201.2
186.1
Mar 31,2004
▲41.9 bil.yen
Sep 30,2004

4. Capital adequacy ratio & Deferred tax assets 【consolidated · non-consolidated】

- Capital ratio (consolidated) amounted to 9.20%, decreased by 0.25% compared with Sep 30, 2003 due to increase of risk adjust assets and depreciation of subordinated CB. But, Tier I ratio amounted to 6.11%, increased by 0.18% compared with Sep 30, 2003 due to increase of profits.
- Deferred tax assets in total capital (non-consolidated) amounted to ¥54.9 billion ,decreased by ¥23.7 billion compared with Sep 30,2003, steadily, and deferred tax assets ratio of Tier I amounted to 22.1%, decreased by 12.1% compared with Sep 30,2003.

(1) Consolidated capital adequacy ratio

(¥ bil.)

	September 30, 2004 《Provisional》	Change from Mar 31,2004	Change from Sep 30,2003	Mar 31,2004	Sep 30,2003
① Total capital ratio⑤／⑥	9.20%	(0.27%)	(0.25%)	9.47%	9.45%
② Tier I	253.7	12.8	20.0	240.9	233.7
Tier I ratio	6.11%	0.12%	0.18%	5.99%	5.93%
③Tier II	128.4	(11.5)	(10.4)	139.9	138.8
④Subtraction items	0.2	0.0	0.0	0.2	0.2
⑤Total capital ②+③-④	381.8	1.2	9.5	380.6	372.3
⑥Risk adjusted assets	4,148.9	133.6	209.7	4,015.3	3,939.2

(Supplemental date) Non-consolidated capital adequacy ratio (¥ bil.)

	September 30, 2004 《Provisional》	Change from Mar 31,2004	Change from Sep 30,2003	Mar 31,2004	Sep 30,2003
Total capital ratio	9.10%	(0.28%)	(0.26%)	9.38%	9.36%

(2) Balance & ratio of deferred tax assets 【Non-consolidated】

(¥ bil.)

	September 30, 2004 《Provisional》	Change from Mar 31,2004	Change from Sep 30,2003	Mar 31,2004	Sep 30,2003
⑦Deffered tax assets in total capital	54.9	(9.8)	(23.7)	64.7	78.6
⑧Tier I	249.1	12.4	19.4	236.7	229.7
The ratio of Tier I capital⑦／⑧	22.1%	(5.2%)	(12.1%)	27.3%	34.2%

<Note> Deferred tax assets in total capital consists of net deferred tax assets(※) on book and deferred tax liabilities with unrealized gains of securities.

(Supplemental date) Balance and ratio of net deffered tax assets 【Non-consolidated】 (¥ bil.)

	September 30, 2004 《Provisional》	Change from Mar 31,2004	Change from Sep 30,2003	Mar 31,2004	Sep 30,2003
⑨Net deffered tax assets in total capital (※)	25.8	(7.8)	(27.3)	33.6	53.1
The ratio of Tier I capital⑨／⑧	10.3%	(3.9%)	(12.8%)	14.2%	23.1%



Capital adequancy ratio· Tier I ratio
[consolidated]
(¥ bil.)
(%)
400
350
300
250
200
150
100
50
0
12
10
8
6
4
2
0
377.8
372.3
380.6
381.8
9.44%
9.45%
9.47%
9.20%
153.8
138.8
139.9
128.4
5.60%
5.93%
5.99%
6.11%
224.2
233.7
240.9
253.7
Mar 31,2003
Sep 30,2003
Mar 31,2004
Sep 30,2004
Tier I
Tier II
Capital adequancy ratio
Tier I ratio



Tier I & Deferred tax assets
[Non-consolidated]
(¥ bil.)
(%)
300
250
200
150
100
50
0
60
50
40
30
20
10
0
[ ] :Net Deferred tax assets
220.1
229.7
236.7
249.1
39.4%
[28.5%]
34.2%
[23.1%]
27.3%
[14.2%]
22.1%
[10.3%]
86.7
[62.7]
78.6
[53.1]
64.7
[33.6]
54.9
[25.8]
Mar 31,2003
Sep 30,2003
Mar 31,2004
Sep 30,2004
Tier I exclude Deferred tax assets
Deferred tax assets
DTA as % to Tier I ratio

5. Projections for FY2004 earnings

- In the interim of FY 2004, Ordinary profit and Net income recorded historically the highest level due to increase of domestic net fee and commissions and decrease of overhead expenses and decrease of credit cost etc, in spite of "early application of fixed assets - impairment accounting"& "Enlargement application coverage of the DCF method".
- In point of the projection of FY2004 based on the interim's achievement, the ordinary profit is revised upward ¥3.0 billion from ¥41.0 billion (initial projection) to ¥44.0 billion. Also, Net income is revised upward ¥2.0 billion from ¥22.0 billion (initial projection) to ¥24.0 billion.

【Ordinary profit】
In terms of decrease of credit cost etc, ordinary profit would be of ¥44.0 billion for FY2004.

【Net income】
In terms of extraordinary profit (loss) and income taxes, net income would be ¥24.0 billion for FY2004.

【Credit cost】
Credit cost would be ¥12.0 billion for FY2004.

(1) Non-consolidated

(¥mil.)

	FY2004			FY2003 《Result》	Interim of FY2004 《Result》
	Projection [A]	Previously announced projection [B]	[A−B]		
Ordinary income	157,500	157,500	−	157,132	79,202
Ordinary profit	44,000	41,000	3,000	41,170	23,366
Net income	24,000	22,000	2,000	19,661	11,357
Business profit	58,000	58,000	−	63,466	27,681
(exclude provision for possible loan losses)	58,000	58,000	−	54,737	28,493
Core business profit (※1)	58,000	58,000	−	54,882	28,461
Credit cost (※2)	12,000	14,000	(2,000)	11,426	5,853

<Note>

※1."Core Business profit"="Business profit"△"Transfer to general reserve for possible loan losses"△"Gains on bonds"

※2."Credit Cost"="Transfer to general reserve for possible loan losses"+"Credit cost for specific problem loans"+"Transfer to loan loss reserve for specific overseas countries".
In projections ,the Bank included all of general reserve and specific reserve as credit cost in other operating profit(loss).

(2) consolidated

(¥mil.)

	FY2004			FY2003 《Result》	Interim of FY2004 《Result》
	Projection [A]	Previously announced projection [B]	[A−B]		
Ordinary income	162,500	162,500	−	161,785	81,459
Ordinary profit	44,000	41,000	3,000	41,809	23,769
Net income	24,000	22,000	2,000	19,888	11,512
Business profit				64,105	28,084


□ Core business profit □ Net income
(¥ bil.)
70
60
50
40
30
20
10
0
44.9
18.4
51.5
7.5
54.9
19.7
[projection]
58.0
[projection]
24.0
FY2001
FY2002
FY2003
FY2004